SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                                   FORM N-8B-2

                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES


                             Dated October 29, 1999


         Pursuant to Section 8(b) of the Investment Company Act of 1940

                             VARIABLE LIFE ACCOUNT C
                   OF AETNA LIFE INSURANCE AND ANNUITY COMPANY

                         (Name of Unit Investment Trust)

                              151 Farmington Avenue
                           Hartford, Connecticut 06156

                   (Address of Principal Office of Registrant)


Issuer of periodic payment plan certificates only for purposes of information provided herein.

                     I. ORGANIZATION AND GENERAL INFORMATION

     1. (a) FURNISH NAME OF THE TRUST AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER.

               The trust is the Variable Life Account C of Aetna Life Insurance and Annuity Company (hereinafter referred to as "Account C" or the "Separate Account"). Account C is a separate investment account of Aetna Life Insurance and Annuity Company (the "Company") and has no employer identification number.

          (b) FURNISH TITLE OF EACH CLASS OR SERIES OF SECURITIES ISSUED BY THE TRUST.

               The securities are Group Flexible Payment Variable Life Insurance Policies ("Policies") and the Certificates thereunder ("Certificates"). In the future the Company may issue group fixed payment variable life insurance policies.

     2. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH DEPOSITOR OF THE TRUST.


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          Aetna Life Insurance and Annuity Company
          151 Farmington Avenue
          Hartford, Connecticut 06156

          FEIN: 71-0294708

     3. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH CUSTODIAN OR TRUSTEE OF THE TRUST INDICATING FOR WHICH CLASS OF SERIES OF SECURITIES EACH CUSTODIAN OR TRUSTEE IS ACTING.

          Not applicable.

     4. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST.

          Aetna Life Insurance and Annuity Company
          151 Farmington Avenue
          Hartford, CT  06156

          FEIN: 71-0294708

     5. FURNISH NAME OF STATE OR OTHER SOVEREIGN POWER THE LAWS OF WHICH GOVERN WITH RESPECT TO THE ORGANIZATION OF THE TRUST.

          Connecticut

     6. (a) FURNISH THE DATES OF EXECUTION AND TERMINATION OF AND INDENTURE OR AGREEMENT CURRENTLY IN EFFECT UNDER THE TERMS OF WHICH THE TRUST WAS ORGANIZED AND ISSUED OR PROPOSES TO ISSUE SECURITIES.

               Account C was authorized under Connecticut law pursuant to a Unanimous Written Consent of the Executive Committee of the Board of Directors of the Company on August 31, 1999. Account C will continue in existence until the Board of Directors direct that it be terminated.

          (b) FURNISH THE DATES OF EXECUTION AND TERMINATION OF ANY INDENTURE OR AGREEMENT CURRENTLY IN EFFECT PURSUANT TO WHICH THE PROCEEDS OF PAYMENTS ON SECURITIES ISSUED OR TO BE ISSUED BY THE TRUST ARE HELD BY THE CUSTODIAN OR TRUSTEE.

               Not applicable.


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     7.   FURNISH IN CHRONOLOGICAL ORDER THE FOLLOWING INFORMATION WITH RESPECT
          TO EACH CHANGE OF NAME OF THE TRUST SINCE JANUARY 1, 1930. IF THE NAME HAS NEVER BEEN CHANGED, SO STATE.

          Not applicable. The name of the Separate Account has never been changed.

     8.   STATE THE DATE ON WHICH THE FISCAL YEAR OF THE TRUST ENDS.

          December 31.

     MATERIAL LITIGATION

     9. FURNISH A DESCRIPTION OF ANY PENDING LEGAL PROCEEDINGS, MATERIAL WITH RESPECT TO THE SECURITY HOLDERS OF THE TRUST BY REASON OF THE NATURE OF THE CLAIM OR THE AMOUNT THEREOF, TO WHICH THE TRUST, THE DEPOSITOR, OR THE PRINCIPAL UNDERWRITER IS A PARTY OR OF WHICH THE ASSETS OF THE TRUST ARE THE SUBJECT, INCLUDING THE SUBSTANCE OF THE CLAIMS INVOLVED IN SUCH PROCEEDING AND THE TITLE OF THE PROCEEDING. FURNISH A SIMILAR STATEMENT WITH RESPECT TO ANY PENDING ADMINISTRATIVE PROCEEDING COMMENCED BY A GOVERNMENTAL AUTHORITY OR ANY SUCH PROCEEDING OR LEGAL PROCEEDING KNOWN TO BE CONTEMPLATED BY A GOVERNMENTAL AUTHORITY. INCLUDE ANY PROCEEDING WHICH, ALTHOUGH IMMATERIAL ITSELF, IS REPRESENTATIVE OF, OR ONE OF, A GROUP WHICH IN THE AGGREGATE IS MATERIAL.

          No such legal or administrative proceedings are pending. No such legal or administrative proceedings are known to be contemplated by a governmental authority.

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

     GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS.

     10. FURNISH A BRIEF STATEMENT WITH RESPECT TO THE FOLLOWING MATTERS FOR EACH CLASS OR SERIES OF SECURITIES ISSUED BY THE TRUST.

          (a)  WHETHER THE SECURITIES ARE OF THE REGISTERED OR BEARER TYPE.

               The Policies are group variable life insurance policies and, as such, are "registered" in the name of the Policyowner and the records concerning the Policyowner are maintained by or on behalf of the Company. Similarly, Certificates are "registered" in the name of the Certificateholder and the records concerning the Certificateholder are maintained by or on behalf of the Company.

          (b)  WHETHER THE SECURITIES ARE OF THE CUMULATIVE OR DISTRIBUTIVE
               TYPE.


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               The Certificates are of the cumulative type, providing for no distribution of income, dividends or capital gains except in connection with a voluntary surrender or partial withdrawal of Policy value by a Certificateholder, or in connection with the payment of death benefits.

          (c) THE RIGHTS OF SECURITY HOLDERS WITH RESPECT TO WITHDRAWAL OR REDEMPTION.

               A Certificate may be cancelled within 10 days of receipt. If the Certificate is cancelled in a timely fashion, the Company will refund the sum of the following: the premiums paid, adjusted for any positive or negative investment performance in variable options selected (but not deducting any charges made under the Certificate). If state law does not permit such a refund, then the refund will be equal to the premiums paid, without interest.

               At any time before the death of the insured or the maturity date, a Certificateholder may totally surrender a Certificate. The Certificate may be partially surrendered at any time after the first Certificate Year and before the maturity date by sending a written request to the Company. The amount of a partial surrender may be no less than the minimum amount set forth in the Certificate. The amount available for surrender is the Total Account Value less any outstanding loan balance at the end of the valuation period during which the surrender or request is received at the Company's office. Cash value in Account C available for surrender on any given valuation date reflects total net premiums (premiums paid less the deduction for the premium load) allocated to Account C, investment performance through the date of the request, other charges incurred in connection with a Certificate, any partial surrenders and any indebtedness. The cash value will vary daily. The method for calculating cash value is described in Item 10(i)(3). (The term "Total Account Value" is used in this Registration Statement interchangeably with the term "cash value"; the term "cash surrender value" represents the amount available to the Certificateholder.)

               If a Certificate is being totally surrendered, any unpaid charges and indebtedness will be deducted from the sub-accounts. No partial surrender will be permitted which would result in a Specified Amount lower than the then current minimum for which a Policy would be issued.

               Payment of a Certificate's Total Account Value, less applicable transaction charges, in Account C in connection with partial or full surrender will normally occur within seven (7) days after receipt of a written request. Payment may be postponed: (a) when the New York Stock Exchange is closed (except holidays or weekends); (b) when trading on the Exchange is restricted; (c) when the SEC determines an emergency exists so that it is not reasonably practicable for the Fund to dispose of the securities it holds or to determine the value of the Funds' net assets. In these instances, we also may defer payment from the Separate Account of Full Surrender and Partial Surrender Values, any Death Benefit in excess of the current Specified Amount, and any portion of the Loan Value. An owner may elect to have the amount paid in a lump sum or under one of the settlement options referred to in Item 10(i)(7). Upon the death of the insured,


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               the designated beneficiary is entitled to receive the death benefit under a Policy. The death benefit is described in Item 10(i)(2).

               See Item 13 for a discussion of any applicable charges.


          (d) THE RIGHTS OF SECURITY HOLDERS WITH RESPECT TO CONVERSION, TRANSFER, PARTIAL-REDEMPTION, AND SIMILAR MATTERS.

               If a Certificate terminates because (a) an insured ceases to be within one of the categories of persons eligible for coverage under a Certificate, or (b) we terminate the policy because the Policyowner stops sending payroll deduction premiums to us, or
               (c) the Policyowner discontinues the group policy, the amount of insurance which ceases may be converted to any substantially comparable flexible premium general account life insurance policy except term that the Company makes available for such purpose and according to the Certificate terms. The terms of the conversion policy, however, may include additional charges or may not be as attractive as under the Certificate. This conversion privilege is available only within the 31-day period following (a) termination of the Policy by the Policyowner or the Company, or (b) termination of a Certificate upon the insured's ineligibility for coverage. No evidence of insurability will be required.

               A Certificateholder may obtain policy loans, as described in Item 21.

               A Certificateholder may make surrenders, as described in Item 10(c), subject to applicable charges as described in Item 13.

               An owner may allocate net premiums among the sub-accounts of Account C, as described in Item 15.

               Cash value may be transferred among the sub-accounts of Account C before the Certificate's Maturity Date. Values may also be transferred from the Fixed Account to one or more sub-accounts of Account C within the 45-day period following a Certificate Anniversary, subject to limits on the amount transferred. The Company reserves the right to charge an administrative fee of $25 for each transfer over 12 per year and to limit the total number of variable options that may be elected to 15 over the lifetime of a Certificate. The Company will implement all transfers and determine all values at the end of the valuation period during which the transfer request is received and recorded.

          (e) IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENTS WITH RESPECT TO LAPSES OR DEFAULTS BY SECURITY HOLDERS IN MAKING PRINCIPAL PAYMENTS, AND WITH RESPECT TO REINSTATEMENT.


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               The duration of a Certificate depends upon the cash surrender value. Except as noted below, a Certificate will lapse only when the cash surrender value is insufficient to cover the monthly deduction on the monthly anniversary.

               If the cash surrender value is insufficient to cover the monthly deduction, the Company will notify a Certificateholder and any assignee of record of the minimum payment needed to keep the Certificate in force. A Certificateholder will have a grace period of 61 days, measured from the date notice is sent, for the Company to receive sufficient payments. If the Company does not receive a sufficient payment within the grace period, lapse of the Certificate will result. If a sufficient payment is received during the grace period, any resulting net premium will be allocated among the sub-accounts of Account C in accordance with the Certificateholder's then current instructions, and any monthly deductions due will be charged to the sub-accounts.

               During the first five policy years, the Certificate will not lapse and no grace period will begin provided the premiums paid have been at least equal to the specified amount of premiums and the Total Account Value is greater than the monthly deduction.

               The Company will allow reinstatement within five years after the date of termination, and before the Maturity Date (age 100), and will require evidence of insurability. The Total Account Value upon reinstatement will be that provided by the net premium paid at the time of reinstatement, less the monthly deduction for that day.

               If a Certificateholder requests reinstatement during the first five Policy Years, then the premium required at reinstatement will be: the sum of (1) and (2), where (1) is any portion of the Loan Account Value plus accrued interest on the date of lapse exceeding the Total Account Value on the date of lapse and (2) is a premium payment sufficient to keep the Certificate in force for the current month plus 2 additional months.

          (f) THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENTS WITH RESPECT TO VOTING RIGHTS, TOGETHER WITH THE NAMES OF ANY PERSONS OTHER THAN SECURITY HOLDERS GIVEN THE RIGHT TO EXERCISE VOTING RIGHTS PERTAINING TO THE TRUST'S SECURITIES OR THE UNDERLYING SECURITIES AND THE RELATIONSHIP OF SUCH PERSONS TO THE TRUST.

               Certificateholders are entitled to instruct the Company how to vote Fund shares held in the Variable Options of Account C and attributable to their Certificate at meetings of shareholders of the Funds. The number of votes for which a Certificateholder may give directions will be determined as of the record date for the meeting. The number of votes a Certificateholder is entitled to direct with respect to a particular Fund is equal to (a) the Total Account Value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized. Account C will vote all shares of each Fund that it holds of record in the same proportion as those shares for


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


               which the Company has received instructions from owners participating in that Fund through Account C.

               If a Certificateholder is entitled to give the Company voting instructions, the Company will send proxy material and a form for providing such instructions. In certain cases, the Company may disregard instructions relating to changes in a Fund's investment manager or its investment policies. The Company will advise the Certificateholder if it does and detail the reasons in its next report to Certificateholders. The Company reserves the right to modify these procedures in any manner consistent with applicable legal requirements and interpretations as in effect from time to time.


          (g)  WHETHER SECURITY HOLDERS MUST BE GIVEN NOTICE OF ANY CHANGES IN:

               (1)  THE COMPOSITION OF THE ASSETS OF THE TRUST.

                    The Company reserves the right, subject to compliance with applicable law:

                    (i) to make additions to, deletions from, or substitutions for the Funds that are held or purchased by Account C;

                    (ii) to eliminate the shares of any of the Funds and to
                         substitute shares of another open-end, registered investment company, if the shares of a Fund are no longer available for investment, or if in its judgment further investment in any Fund should become inappropriate in view of the purposes of Account C;

                    (iii)to eliminate one or more sub-accounts, if, in its sole discretion, marketing, tax or investment conditions warrant;

                    (iv) to operate Account C as a management company under the
                         1940 Act;

                    (v) to deregister Account C under the 1940 Act in the event such registration is no longer required; and

                    (vi) to combine Account C with one or more of the Company's other separate accounts as may be established.

               In no event will any of the changes described above be made without notice to Certificateholders in accordance with the 1940 Act and without obtaining, as necessary, prior approval of the Securities and Exchange Commission.

               (2)  THE TERMS AND CONDITIONS OF THE SECURITIES ISSUED BY THE
                    TRUST.


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


                    The Policy may be changed at any time by written agreement between the Company and the Policyowner provided all necessary regulatory approvals have been received. The consent of any Certificateholder is needed if the change results in a reduction in benefits or an increase in guaranteed charges. The Policyowner will not have to give written approval of a change in the Policy if: the Policyowner asked for the change and the Company has agreed to it, and the change is needed so that the Policy will conform to any law, regulation or ruling of a jurisdiction that affects a person covered under this policy or the federal government.

               (3)  THE PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST.

                    Not applicable.

               (4)  THE IDENTITY OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN.

                    Account C has no trustee or custodian. There is no provision requiring notice to, or consent of, security holders, with respect to a change in the identity of the depositor.

          (h) WHETHER THE CONSENT OF SECURITY HOLDERS IS REQUIRED IN ORDER FOR ACTION TO BE TAKEN CONCERNING ANY CHANGE IN:

               (1)  THE COMPOSITION OF THE ASSETS OF THE TRUST.

                    Consent of Certificateholders is not required when changing the underlying securities of Account C. However, to change such securities, approval of the Securities and Exchange Commission is required by Section 26(b) of the 1940 Act. Except as required by Federal or State law or regulation, no action will be taken by the Company which will adversely affect the rights of Certificateholders without their consent.

               (2)  THE TERMS AND CONDITIONS OF THE SECURITIES ISSUED BY THE
                    TRUST.

                    See Item 10(g)(2).

               (3)  THE PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST.

                    Not applicable.

               (4)  THE IDENTITY OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN.

                    See Item 10(g)(4).

          (i) ANY OTHER PRINCIPAL FEATURE OF THE SECURITIES ISSUED BY THE TRUST OR ANY OTHER PRINCIPAL RIGHT, PRIVILEGE OR


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               OBLIGATION NOT COVERED BY SUBDIVISIONS (A) TO (G) OR BY ANY OTHER
               ITEM IN THIS FORM.

               (1) Premium Payments. A Certificateholder may, subject to certain restrictions stated in the Policy or Certificate, make premium payments in any amount and at any frequency, subject to the basic premium requirements.

                    A Certificateholder may also determine a planned periodic premium payment schedule that provides for the payment of a level premium at a fixed interval for a specified period of time. A Certificateholder need not make premium payments in accordance with such planned periodic premium schedule and the failure to make such a payment will not itself cause a Certificate to lapse. A Certificateholder may make unscheduled premium payments subject to restrictions listed in the Certificate.

                    A premium load will be deducted from each premium payment. See Item 13. Unless instructed otherwise, premium payments in excess of the planned premium will be considered loan repayments.

                    In the application for a Certificate, a Certificateholder can allocate net premiums among the sub-accounts of Account
                    C. The net premium will be allocated on the first valuation date on or following the record date in accordance with the directions in the application. Net premiums paid after the record date will be allocated in accordance with the Certificateholder's instructions in the application. Percentages must be in whole numbers. The Certificateholder may change the allocation for future net premiums at any time by providing the Company with written notification. The first twelve such changes during any one Certificate year will be made free of charge; any additional change may incur a charge of $25 which will be deducted on a pro rata basis from each of the sub-accounts.

                    The insurance coverage under a Certificate starts when the Company approves the insurance based upon the application and any other information required to be submitted, and the Company receives at least the first Basic Monthly Premium, and the insured is eligible for coverage. Therefore, coverage may not commence until some time after an application is submitted, although temporary fixed insurance coverage may be offered. The issue date of a Certificate is generally the date the Company approves a Certificate.

               (2)  General Description of Basic Policy Benefits.
                    Death Benefit. As long as a Certificate remains in force, the Company will, upon receipt of proof of the insured's death, pay the death benefit proceeds of a Certificate, reduced by any outstanding indebtedness and due and unpaid charges to the named beneficiary in accordance with the designated death benefit option. Death benefits will be determined at the end of the valuation period during which the insured dies. The proceeds


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                    may be paid in a lump sum or under one or more of the
                    settlement options set forth in a Policy or Certificate. The death benefit proceeds payable under the designated death benefit option will be increased by any additional insurance provided by rider.

                    The Policies provided two death benefit options: Death Benefit Option 1 ("Option 1") and Death Benefit Option 2 ("Option 2"). Generally, a Certificateholder designates the death benefit option in the application. The death benefit under Option 1 includes the Total Account Value. Under this option, the Death Benefit will be the greater of the Specified Amount of a Certificate or a specified percentage (the "limitation percentage") times the Total Account Value on the date of death. The death benefit under Option 2 is in addition to the Total Account Value. Under this option, the Death Benefit will be the greater of the Specified Amount plus the Total Account Value of a Certificate or the limitation percentage times the Total Account Value on the date of death.

                    A Certificateholder may increase or decrease the Specified Amount as follows:

                    Increase in Specified Amount
                    The Certificateholder may increase the Specified Amount at any time while a Certificate is in force. The insured may be required to satisfy an insurability requirement.

                    The Surrender Value immediately after an increase must be at least three times the sum of:

                    o the most recent Monthly Deduction from the Total Account Value; and

                    o the Specified Amount of the increase multiplied by the applicable Cost of Insurance Rate divided by 1000.

                    The Issue Date for any increase will be shown in the Supplemental Certificate Specifications. The 5-year period as described in the No Lapse Coverage provision will restart for the increase on the Issue Date of the increase. The Basic Monthly Premium after the increase will be based on the new Specified Amount.

                    Decrease in Specified Amount
                    The Certificateholder may decrease the Specified Amount at any time after the first Certificate Year. A decrease in the Specified Amount will not be allowed if the Specified Amount would be reduced below the Minimum Specified Amount, or the Certificate would be treated as other than life insurance for income tax purposes.

                    For a decrease in the Specified Amount, the Issue Date will be the Monthly Deduction Day on or next following the date on which a written


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                    request is received. The decrease, including any decrease in connection with a Partial Surrender or a change in Death Benefit Option, will reduce any past increases in the reverse order in which they occurred.

                    The Basic Monthly Premium after a decrease, including any decrease in connection with a Partial Surrender, will be based on the new Specified Amount.

                    Change in Death Benefit Option
                    Any change in the Death Benefit option is subject to the following conditions:

                    o The Company will not allow a change in the Death Benefit option if the Specified Amount will be reduced below the Minimum Specified Amount, or a Certificate would be treated as other than life insurance for income tax purposes.

                    o The change will take effect on the Monthly Deduction Day on or next following the date on which a written request is received.

                    o    Evidence of insurability may be required.

                    Change from Option 1 to 2
                    Changes from Option 1 to 2 will be allowed at any time while a Certificate is in force. The Specified Amount will be reduced to equal the Specified Amount less the Total Account Value at the time of the change.

                    The Basic Monthly Premiums following the change will be based on the new Specified Amount.

                    Change from Option 2 to 1
                    Changes from Option 2 to 1 will be allowed at any time while a Certificate is in force. The new Specified Amount will equal the Specified Amount plus the Total Account Value as of the date of the change.

                    The Basic Monthly Premiums following the change will be based on the new Specified Amount.

                    Benefits at Maturity. If the insured is living and the Certificate is in force, the Company will pay the Total Account Value of a Certificate on the maturity date, less any outstanding loan balance. The maturity date will be the anniversary date nearest the insured's 100th birthday.

               (3)  Calculation of Account Value.
                    On the policy date, if a premium has been paid, a Certificate's account value in a sub-account will equal the portion of any net premium allocated to the sub-account reduced by the portion of the first monthly deduction allocated to that sub-account.


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                    Thereafter, on each valuation date, a Certificate's account value in each sub-account will equal:

                    (a) A Certificate's Total Account Value in the sub-account on the preceding valuation date, multiplied by the experience factor for the current valuation period; plus

                    (b) Any net premium payments received during the current valuation period which are allocated to the sub-account; plus

                    (c) All account values transferred to the sub-account from the Loan Account or from another sub-account during the current valuation period; minus

                    (d) All account values transferred from the sub-account to the Loan Account or to another sub-account during the current valuation period; minus

                    (e) All partial surrenders from the sub-account during the current valuation period; minus

                    (f) The portion of the monthly deduction allocated to a Certificate's account value in the sub-account during the current valuation period.

                    A Certificate's Total Account Value in Account C equals the sum of a Certificate's account value in each sub-account. Because the account value is dependent upon a number of variables, including the investment experience of the chosen Fund(s), the frequency and amount of premium payments, transfers and surrenders, and charges assessed in connection with the Certificate, a Certificate's account value cannot be predetermined.

               (4) Investment Performance. The experience factor measures investment performance during a valuation period. Each sub-account has its own distinct net investment factor. In calculating the sub-account's net investment factor for a valuation period, the net asset value for each share of the Fund at the end of the current valuation period is increased by the amount of the sub-account's share of any dividend or capital gain distribution declared during the current valuation period and decreased by a charge for taxes. The total is then divided by the net asset value at the end of the preceding valuation period. A charge equal to as much as 1.25% on an annual basis of the net daily assets for each day in the valuation period is subtracted to compensate the Company for certain expense and mortality risks and a maximum charge of $19 a month during the first policy year (whether from the Issue Date of the policy or an increase in the specified amount) and a maximum charge of $11 a month thereafter are subtracted to compensate the Company for certain administrative expenses.

               (5)  Loan Provisions. See Item 21.

               (6) Payment of Benefits. Death benefits will be determined at the end of the valuation period during which the insured dies and will ordinarily be paid within seven days after the Company receives due proof of death and the Company verifies the validity of the claim. Maturity benefits will ordinarily be paid within seven days of the maturity date. However, the Company reserves the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (a) when the New York Stock Exchange is closed (except holidays or weekends); (b) when trading on the Exchange is restricted; (c) when the SEC determines an emergency exists so that it is not reasonably practicable for the Fund to dispose of the securities it holds or to determine the value of the Funds' net assets.

               (7) Settlement Options. Certificateholders and beneficiaries, subject to a prior election of the Certificateholder, may decide the form in which the benefits will be paid. The benefits under a Certificate may be paid in a lump sum or under one or more of the settlement options. These choices are also available if a Certificate is surrendered or matures. If no election is made, the Company will pay the benefits in a lump sum. The settlement options include payments for a stated number of years, payments for the Annuitant's lifetime, Life Income based on the lives of two Annuitants, and payment of interest on the sum left with us at 3%.

               (8) Optional Insurance Benefits. Subject to certain requirements, one or more of the following optional insurance benefits may be added to a Certificate by rider. The cost of the optional insurance benefits will be deducted as part of the monthly deduction. These benefits include:
                    Children's Insurance Rider; Accidental Death Benefit Rider; Disability Benefit Rider; and Accelerated Death Benefit Rider.

     11. DESCRIBE BRIEFLY THE KIND OR TYPE OF SECURITIES COMPRISING THE UNIT OF SPECIFIED SECURITIES IN WHICH SECURITY HOLDERS HAVE AN INTEREST.

          Account C invests, at the owner's option, in securities of one or more of the Funds, each of which is a mutual fund registered with the Securities and Exchange Commission as an open-end diversified management company. The Funds will be advised by the Company or investment advisers with which the Company and/or Account C has entered into an advisory or subadvisory agreement. Premium payments are allocated, according to the Certificate's instructions, to one or more sub-accounts of Account C. Each sub-account invests solely in shares of one of the Funds. The Funds and their investment objectives are as follows:

               o Aetna Balanced VP, Inc. seeks to maximize investment return, consistent with reasonable safety of principal by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds, and cash equivalents, based on the investment adviser's judgment of which of those sectors or mix thereof offers the best investment prospects.

               o Aetna Income Shares d/b/a Aetna Bond VP seeks to maximize total return, consistent with reasonable risk, through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

               o Aetna Variable Fund d/b/a Aetna Growth and Income VP seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

               o Aetna Variable Encore Fund d/b/a Aetna Money Market VP seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. An investment in the Fund is neither insured nor guaranteed by the U.S. Government.

               o Aetna Generation Portfolios, Inc.--Aetna Ascent VP seeks to provide capital appreciation. The Portfolio is designed for investors who generally have an investment horizon exceeding 15 years and who have a high level of risk tolerance.

               o Aetna Generation Portfolios, Inc.--Aetna Crossroads VP seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). The Portfolio is designed for investors who generally have an investment horizon exceeding 10 years and who have a moderate level of risk tolerance.

               o Aetna Generation Portfolios, Inc.--Aetna Legacy VP seeks to provide total return consistent with preservation of capital. The Portfolio is designed for investors who generally have an investment horizon exceeding five years and who have a low level of risk tolerance.

               o Aetna Variable Portfolios, Inc.--Aetna Index Plus Large Cap VP seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk.

               o Fidelity Variable Insurance Products Fund--Equity-Income Portfolio seeks reasonable income. The Fund will also consider the potential for capital appreciation. The Fund seeks a yield which exceeds the composite yield on the securities comprising the S&P 500.

               o Fidelity Variable Insurance Products Fund II--ContraFund Portfolio seeks long term capital appreciation by investing primarily in common stocks of companies whose value the investment adviser believes is not fully recognized by the public.

               o Janus Aspen Series--Aggressive Growth Portfolio is a nondiversified portfolio that seeks long-term growth of capital. The Portfolio pursues its investment objective by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies. Medium-sized companies are those whose market capitalizations at the time of investment fall within the range of companies in the S&P MidCap 400 Index. Market capitalization is a commonly used measure of the size and value of a company. The market capitalizations within the Index will vary, but as of December 31, 1998, they ranged from approximately $142 million to $73 billion.

               o Janus Aspen Series--Balanced Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income. The Portfolio pursues its investment objective by normally investing 40%-60% of its assets in securities selected primarily for their growth potential and 40%-60% of its assets in securities selected primarily for their income potential. This Portfolio normally invests at least 25% of its assets in fixed-income securities.

               o Janus Aspen Series--Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio pursues its investment objective by investing primarily in common stocks selected for their growth potential. Although the Portfolio can invest in companies of any size, it generally invests in larger, more established issuers.

               o Janus Aspen Series--Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio pursues its investment objective by investing primarily in common stocks of companies of any size throughout the world. The Portfolio normally invests in issuers from at least five different countries, including the United States. The Portfolio may at times invest in fewer than five countries or even a single country.

               o Oppenheimer Global Securities Fund/VA seeks long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations which are considered to have appreciation possibilities.

               o Oppenheimer Strategic Bond Fund/VA seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities.

               o Portfolio Partners, Inc. (PPI)--MFS Emerging Equities Portfolio seeks to provide long-term growth of capital.

               o Portfolio Partners, Inc. (PPI)--MFS Research Growth Portfolio seeks long-term growth of capital and future income.

               o Portfolio Partners, Inc. (PPI)--MFS Value Equity Portfolio seeks capital appreciation.

               o Portfolio Partners, Inc. (PPI)--Scudder International Growth Portfolio seeks long-term growth of capital primarily through a diversified portfolio of marketable foreign equity securities with high growth potential.

               o Portfolio Partners, Inc. (PPI)--T. Rowe Price Growth Equity Portfolio seeks long-term capital growth and, secondarily, increasing dividend income.


12. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES AND IF ANY UNDERLYING SECURITIES WERE ISSUED BY ANOTHER INVESTMENT COMPANY, FURNISH INFORMATION FOR EACH SUCH COMPANY:

     (a)  NAME OF COMPANY.

          Aetna Balanced VP, Inc.
          Aetna Generation Portfolios, Inc.
          Aetna Income Shares d/b/a Aetna Bond VP
          Aetna Variable Fund d/b/a Aetna Growth And Income VP
          Aetna Variable Encore Fund d/b/a Aetna Money Market VP
          Fidelity Variable Insurance Products Fund (VIP) Equity-Income
          Portfolio
          Fidelity Variable Insurance Products Fund II (VIP II)--Contrafund Portfolio
          Janus Aspen Series

          Oppenheimer Variable Account Funds
          Portfolio Partners, Inc. (PPI)


     (b)  NAME AND PRINCIPAL BUSINESS ADDRESS OF DEPOSITOR.

          Not applicable.

     (c)  NAME AND PRINCIPAL BUSINESS ADDRESS OF TRUSTEE OR CUSTODIAN.

          Aetna Balanced VP, Inc.
               Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

          Aetna Generation Portfolios, Inc.
               Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

          Aetna Income Shares d/b/a Aetna Bond VP
               Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

          Aetna  Variable  Fund d/b/a Aetna  Growth And Income VP
               Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

          Aetna Variable Encore Fund d/b/a Aetna Money Market VP
               Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

          Fidelity Variable Insurance Products Fund (VIP) Equity-Income
          Portfolio
               The Chase Manhattan Bank, One Chase Manhattan Plaza, New York, NY

          Fidelity Variable Insurance Products Fund II (VIP II)--Contrafund Portfolio
               Brown Brothers Harriman & Co., 40 Water Street, Boston, MA

          Janus Aspen Series
               State Street Bank and Trust Company, P.O. Box 0351, Boston, MA 02117-0351

          Oppenheimer Variable Account Funds
               The Bank of New York, 110 Washington Street, New York, NY

          Portfolio Partners, Inc. (PPI)
               Investors Bank & Trust Company ("Investors Bank"), 200 Clarendon Street, Boston, MA

     (d)  NAME AND PRINCIPAL BUSINESS ADDRESS OF PRINCIPAL UNDERWRITER.

          Aetna Balanced VP, Inc.

               Aetna Life Insurance and Annuity Company
               151 Farmington Avenue, Hartford, CT 06156

          Aetna Generation Portfolios, Inc.
               Aetna Life Insurance and Annuity Company
               151 Farmington Avenue, Hartford, CT 06156

          Aetna Income Shares D/B/A Aetna Bond VP
               Aetna Life Insurance and Annuity Company
               151 Farmington Avenue, Hartford, CT 06156

          Aetna Variable Fund D/B/A Aetna Growth And Income VP
               Aetna Life Insurance and Annuity Company
               151 Farmington Avenue, Hartford, CT 06156

          Aetna Variable Encore Fund D/B/A Aetna Money Market VP
               Aetna Life Insurance and Annuity Company
               151 Farmington Avenue, Hartford, CT 06156

          Fidelity Variable Insurance Products Fund (VIP) Equity-Income
          Portfolio
               Fidelity Management & Research Company
               82 Devonshire Street, Boston, MA 02109

          Fidelity Variable Insurance Products Fund II (VIP II)--Contrafund Portfolio
               Fidelity Management & Research Company
               82 Devonshire Street, Boston, MA 02109

          Janus Aspen Series
               Janus Distributors, Inc.
               100 Fillmore Street, Denver, Colorado 80206-4928.

          Oppenheimer Variable Account Funds
               OppenheimerFunds Distributor, Inc.
               3410 South Galena Street, Denver, Colorado 80231

          Portfolio Partners, Inc. (PPI)
               Aetna Life Insurance and Annuity Company
               151 Farmington Avenue, Hartford, CT 06156

     (e) THE PERIOD DURING WHICH THE SECURITIES OF SUCH COMPANY HAVE BEEN THE UNDERLYING SECURITIES.

          Not applicable. As of the date of this filing, Account C has not commenced operations.


INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH LOAD, FEE, EXPENSE OR CHARGE TO WHICH (1) PRINCIPAL PAYMENTS; (2) UNDERLYING SECURITIES; (3) DISTRIBUTIONS; (4) CUMULATED OR REINVESTED DISTRIBUTIONS OR INCOME; AND (5) REDEEMED OR LIQUIDATED ASSETS OF THE TRUST'S SECURITIES ARE SUBJECT:

          (A)  THE NATURE OF SUCH LOAD, FEE, EXPENSE OR CHARGE;
          (B)  THE AMOUNT THEREOF;
          (C) THE NAME OF THE PERSON TO WHOM SUCH AMOUNTS ARE PAID AND HIS RELATIONSHIP TO THE TRUST;
          (D) THE NATURE OF THE SERVICES PERFORMED BY SUCH PERSON IN CONSIDERATION FOR SUCH LOAD, FEE, EXPENSE OR CHARGE.

          (1)  Principal Payments.

               The Company deducts a charge equal to 8% of the premium before the premium is allocated to the Certificate's Total Account Value. The Company uses the proceeds of this charge to cover certain expenses and taxes associated with the sales, start-up and maintenance of the Certificates. The Company reserves the right to increase this charge to not more than 10% under both new and previously-issued Certificates.

          (2)  Underlying Securities

               The investment adviser or subadviser for each Fund varies and includes the Company. The investment advisers or subadvisers provide portfolio management and investment advice for each of the Funds and perform other administrative functions, subject to the supervision of the Board of Directors of each Fund. As compensation for its services, the investment advisers and/or subadvisers will receive investment advisory compensation, which will vary, and will be reflected as an annual percentage rate of the aggregate average daily net assets of each fund.

          (3)  Distributions

               An administrative fee of $25, or 2% of the surrender amount, if less, may be charged on a Partial Surrender. This charge is not currently being assessed.

          (4)  Cumulated or Reinvested Distributions or Income

               All income and other distributions earned by each Fund are reinvested, without charge, at net asset value in shares of the Fund.

          (5)  Redeemed or Liquidated Assets

               See Item 13(a)(3).

     (b) FOR EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE OF THE TRUST, FURNISH INFORMATION WITH RESPECT TO SALES LOAD AND OTHER DEDUCTIONS FROM PRINCIPAL PAYMENTS.

          See Item 13(a)(1).

     (c) FOR EACH TYPE OF SECURITY ISSUED BY THE TRUST, STATE THE AMOUNT OF TOTAL DEDUCTIONS AS A PERCENTAGE OF THE NET AMOUNT INVESTED FOR EACH TYPE OF SECURITY ISSUED BY THE TRUST. STATE EACH DIFFERENT SALES CHARGE AVAILABLE AS A PERCENTAGE OF THE PUBLIC OFFERING PRICE AND AS A PERCENTAGE OF THE NET AMOUNT INVESTED. LIST ANY SPECIAL PURCHASE PLANS OR METHODS ESTABLISHED BY RULE OR EXEMPTION ORDER THAT REFLECTS RESCHEDULED VARIATIONS IN, OR ELIMINATION OF, THE SALES LOAD AND IDENTIFY EACH CLASS OF INDIVIDUALS OR TRANSACTIONS TO WHICH SUCH PLANS APPLY.

          See Item 13(a)(1).

     (d) EXPLAIN FULLY THE REASONS FOR ANY DIFFERENCE IN THE PRICE AT WHICH SECURITIES ARE OFFERED GENERALLY TO THE PUBLIC, AND THE PRICE AT WHICH SECURITIES ARE OFFERED FOR ANY CLASS OF TRANSACTIONS TO ANY CLASS OR GROUP OF INDIVIDUALS, INCLUDING OFFICERS, DIRECTORS OR EMPLOYEES OF THE DEPOSITOR, TRUSTEE, CUSTODIAN OR PRINCIPAL UNDERWRITER.

          Not applicable.

     (e) FURNISH A BRIEF DESCRIPTION OF ANY LOADS, FEES, EXPENSES OR CHARGES NOT COVERED IN ITEM 13(a) WHICH MAY BE PAID BY SECURITY HOLDERS IN CONNECTION WITH THE TRUST OR ITS SECURITIES.

          Mortality and Expense Risk Charge. The Company deducts a mortality and expense risk charge from the Separate Account Value. This charge compensates the Company for the aggregate mortality and expense risk assumed in connection with the Certificates. The mortality risk assumed by the Company is that insureds, as a group, may live for a shorter period of time than estimated. If so, the Company could end up paying more in Death Benefits than it collects with Cost of Insurance charges. The expense risk assumed is that the expenses incurred (a) issuing and administering the Certificates and (b) operating the Separate Account will be greater than the administrative charges that the Company can impose for such expenses.

          The mortality and expense risk charge currently equals an annual rate of 0.85% of the average daily net assets of the Separate Account during the first 10

          Certificate years, and 0% thereafter. This charge is deducted daily. The Company reserves the right to increase or decrease the rate or period of the mortality and expense risk charge, if it believes that circumstances have changed so that current charges are no longer appropriate. However, the Company guarantees that the annual rate of this charge will never exceed (a) 1.25% during the first 10 Certificate years or (b) 0.40% thereafter.

          Transfer and Partial Surrender Charges. The Company reserves the right to charge an administrative fee of up to $25 for each transfer between investment options in excess of 12 transfers per year. For Partial Surrenders, the Company reserves the right to charge an administrative fee of $25 or, if less, 2% of the surrender amount. The Company is not currently assessing this charge.

          Taxes. The Separate Account currently is not subject to any taxes. However, if taxes are assessed against the Separate Account, the Company reserves the right to assess the amount of the taxes against the Separate Account Value.

          Monthly Deduction. The Monthly Deduction includes the Cost of Insurance, a Certificate fee, and any charges for supplemental benefits. The Company deducts the first Monthly Deduction on the Issue Date, even if the Issue Date is earlier than the date the application form for a Certificate is signed. Monthly Deductions then occur on each Monthly Deduction Day thereafter. If the Certificate's issuance is delayed due to underwriting requirements, the Company will not assess charges until the Company completes the underwriting and approves the application for the Certificate.

          (A) Certificate Fee. The Monthly Deduction includes a Certificate fee of $14 a month during the first Certificate Year, or the first year of an increase in Specified Amount. This fee starts on the Issue Date of the Certificate and the date of the increase. The Certificate fee then drops to $6 a month. The Company uses the proceeds of this charge for administrative expenses, such as risk underwriting and Certificate issuance, premium billing and collection, Certificate value calculation, confirmation of Certificate transactions, and periodic reports to Certificateholders. The Company reserves the right to raise this charge, both for new and previously-issued Certificates. The maximum charge is $19 a month during the first Certificate Year (whether from the Issue Date of the Certificate or after an increase in Specified Amount) and $11 a month thereafter. The Company does not expect the monthly Certificate fee to exceed our actual annual administrative costs over time.

          (B) Cost of Insurance. The Cost of Insurance charge is based on (a) the cost of our base insurance rates under a Certificate and (b) the Amount at Risk, on the date of the deduction. (Base insurance rates do not include any supplemental benefits elected through a Certificate rider.)

               The Cost of Insurance charge is equal to (a) the Certificate's Amount at Risk on the Monthly Deduction Day, (b) multiplied by a monthly Cost of

               Insurance rate. The Company's Amount at Risk at any time is approximately the difference between the Certificate's then-applicable Death Benefit and its Total Account Value. An increase in the Total Account Value or a decrease in the Death Benefit will result in a smaller Cost of Insurance charge. A decrease in the Total Account Value or an increase in the Death Benefit will result in a larger Cost of Insurance charge.

               The Cost of Insurance rate generally increases over the life of a Certificate. The rate is based on the insured's Attained Age and risk class. The Cost of Insurance rates for "standard risk" insureds will not exceed those based on a 50% male/50% female blend under the 1980 Commissioners Standard Ordinary Mortality Table, smoker or non-smoker (1980 Tables). "Substandard risk" insureds have monthly deductions based on Cost of Insurance rates that may be higher than those in the 1980 Tables. The Company may adjust the monthly Cost of Insurance rates from time to time, but they will never exceed the applicable guaranteed maximum rates.

               The Company bases Cost of Insurance rates for an increase in Specified Amount on the insured's risk class at the time of the increase. The insured must provide evidence of insurability.

          (C) Charges for Supplemental Benefits. The Monthly Deduction includes a supplemental benefits charge if supplemental benefits are elected. (Supplemental benefits may be elected by adding riders to the Certificate.) The amount of this charge varies depending on the riders selected. The charge is described in each applicable Certificate rider.

     (f) STATE WHETHER THE DEPOSITOR, PRINCIPAL UNDERWRITER, CUSTODIAN OR TRUSTEE, OR ANY AFFILIATED PERSON OF THE FOREGOING MAY RECEIVE PROFITS OR OTHER BENEFITS NOT INCLUDED IN ANSWER TO ITEM 13(a) OR 13(d) THROUGH THE SALE OR PURCHASE OF THE TRUST'S SECURITIES OR INTERESTS IN SUCH SECURITIES, OR UNDERLYING SECURITIES OR INTERESTS IN UNDERLYING SECURITIES, AND DESCRIBE FULLY THE NATURE AND EXTENT OF SUCH PROFITS OR BENEFITS.

               Neither the Company nor any affiliated person of the Company may receive any profit or any other benefit from premium payments under the Certificates or the investments held in the Account not included in answer to Item 13(a) or (d) through the sale or purchase of the Certificates or shares of the Funds, except that
               (1) the Company may receive a profit to the extent that the cost of insurance built into a Certificate exceeds the actual cost of insurance needed to pay benefits, (2) favorable mortality or expense experience may cause the insurance provided under a Certificate to be profitable to the Company, (3) the Company will compensate certain other persons, including Company agents, for services rendered in connection with the distribution of a Policy, as described in Item 38, but such payments will be made from the Company's General Account and (4) the Company may receive an advisory fee in connection with some Funds, as described in Item 13(a).

          (g) STATE THE PERCENTAGE THAT THE AGGREGATE ANNUAL CHARGES AND DEDUCTIONS FOR MAINTENANCE AND OTHER EXPENSES OF THE TRUST BEAR TO THE DIVIDEND AND INTEREST INCOME FROM THE TRUST PROPERTY DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

               Not applicable.

     INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

     14. DESCRIBE THE PROCEDURE WITH RESPECT TO THE APPLICATIONS (IF ANY) AND THE ISSUANCE AND AUTHENTICATION OF THE TRUST'S SECURITIES, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

          Individuals wishing to purchase a Certificate must complete an application. A Certificate may only be issued to insureds that supply satisfactory evidence of insurability to the Company. Acceptance is subject to the Company's underwriting rules and the Company reserves the right to reject any application for any reason. Policies will be issued in accordance with the state insurance laws. Although such laws prohibit discrimination among applicants, they generally allow certain distinctions based upon sex, age, health and occupation.

          Interests in the sub-accounts of the Account may also be acquired by transfers, as described in Item 10(d).

     15. DESCRIBE THE PROCEDURE WITH RESPECT TO THE RECEIPT OF PAYMENTS FROM PURCHASERS OF THE TRUST'S SECURITIES AND THE HANDLING OF THE PROCEEDS THEREOF, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

          When a person applies for a Certificate, that person will be asked to select one or more of the applicable funding vehicles to which Premiums are to be allocated, and the applicable percentage (a whole number) to be allocated to each such funding vehicle. That allocation can be changed at any time with respect to future premium payments upon receipt of written notice by us, 12 times during any Policy Year, at no charge. Any change after the twelfth may be subject to the imposition of a $25 charge to reimburse us for costs associated with allocation changes. Premiums will be allocated as the Certificateholder has directed upon receipt.

     16. DESCRIBE THE PROCEDURE WITH RESPECT TO THE ACQUISITION OF UNDERLYING SECURITIES AND THE DISPOSITION THEREOF, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

          On each valuation date of each Fund, Account C purchases or redeems shares in each Fund based on a netting of all transactions for that day, including the amount of net premiums invested in Account C, transfers, policy loans and loan repayments, surrender payments, charges, and payment of benefits to be effected on that day.

     17. (a) DESCRIBE THE PROCEDURE WITH RESPECT TO WITHDRAWAL OR REDEMPTION BY SECURITY HOLDERS.

               The procedures with respect to surrenders or redemption by security holders are described in response to Items 10(c), (d),
               (e) and (i).

          (b) FURNISH THE NAMES OF ANY PERSONS WHO MAY REDEEM OR REPURCHASE, OR ARE REQUIRED TO REDEEM OR REPURCHASE, THE TRUST'S SECURITIES OR UNDERLYING SECURITIES FROM SECURITY HOLDERS, AND THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

               The Company is required to process all surrender requests as described in Item 10(c). Each Fund will redeem its shares upon the Company's request in accordance with the 1940 Act. Redeemed shares are retired although they may later be reissued.

          (c) INDICATE WHETHER REPURCHASED OR REDEEMED SECURITIES WILL BE CANCELLED OR MAY BE RESOLD.

               A Policy or Certificate, once totally surrendered, may not be resold.

     18. (a) DESCRIBE THE PROCEDURE WITH RESPECT TO THE RECEIPT, CUSTODY AND DISPOSITION OF THE INCOME AND OTHER DISTRIBUTABLE FUNDS OF THE TRUST AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

               All dividend and capital gains distributions (if any) of the Funds will be automatically reinvested in additional Funds shares at their net asset value. Pursuant to the Certificate, the Company will make distributions from Account C in connection with death benefits, policy loans, and cash value surrenders. Applicable procedures for such distributions are described in the answers to Items 10(c), 10(i)(6), and 21.

          (b) DESCRIBE THE PROCEDURE, IF ANY, WITH RESPECT TO THE REINVESTMENT OF DISTRIBUTIONS TO SECURITY HOLDERS AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

               Not applicable.

          (c) IF ANY RESERVES OR SPECIAL FUNDS ARE CREATED OUT OF INCOME OR PRINCIPAL, STATE WITH RESPECT TO EACH SUCH

               RESERVE OR FUND THE PURPOSE AND ULTIMATE DISPOSITION THEREOF, AND DESCRIBE THE MANNER OF HANDLING SAME.

               Premium placed in Account C constitutes reserves for benefits under the Certificates.

          (d) SUBMIT A SCHEDULE SHOWING THE PERIODIC AND SPECIAL DISTRIBUTIONS WHICH HAVE BEEN MADE TO SECURITY HOLDERS DURING THE THREE YEARS COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH. STATE FOR EACH SUCH DISTRIBUTION THE AGGREGATE AMOUNT AND AMOUNT PER SHARE. IF DISTRIBUTIONS FROM SOURCES OTHER THAN CURRENT INCOME HAVE BEEN MADE, IDENTIFY EACH SUCH OTHER SOURCE AND INDICATE WHETHER SUCH DISTRIBUTION REPRESENTS THE RETURN OF PRINCIPAL PAYMENTS TO SECURITY HOLDERS. IF PAYMENTS OTHER THAN CASH WERE MADE, DESCRIBE THE NATURE THEREOF, THE ACCOUNT CHARGED AND THE BASIS OF DETERMINING THE AMOUNT OF SUCH CHARGE.

               No distributions have been made by Account C during this time period.

     19. DESCRIBE THE PROCEDURE WITH RESPECT TO THE KEEPING OF RECORDS AND ACCOUNTS OF THE TRUST, THE MAKING OF REPORTS AND THE FURNISHING OF INFORMATION TO SECURITY HOLDERS, AND THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

          The Company will have primary responsibility for all administration of the Policies and Certificates and Account C. The administrative services provided include preparation of the Policies and Certificates, maintenance of Certificateholders' records and all accounting, valuation, regulatory and reporting services.

          The Company will send such reports of Account C as are presently required by the 1940 Act and regulations promulgated thereunder. The Company will also mail to Policyowners and Certificateholders, at the last known address of record at the Company's principal office, any reports required by state law. Each person having a voting interest will receive proxy material, reports, and other materials relating to the Funds.

     20. STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT CONCERNING THE TRUST WITH RESPECT TO THE FOLLOWING:

          (a)  AMENDMENTS TO SUCH INDENTURE OR AGREEMENT.

               Not applicable.

          (b)  THE EXTENSION OR TERMINATION OF SUCH INDENTURE OR AGREEMENT.

               Not applicable.

          (c) THE REMOVAL OR RESIGNATION OF THE TRUSTEE OR CUSTODIAN, OR THE FAILURE OF THE TRUSTEE OR CUSTODIAN TO PERFORM ITS DUTIES, OBLIGATIONS AND FUNCTIONS.

               Not applicable.

          (d) THE APPOINTMENT OF A SUCCESSOR TRUSTEE AND THE PROCEDURE IF A SUCCESSOR TRUSTEE IS NOT APPOINTED.

               Not applicable.

          (e) THE REMOVAL OR RESIGNATION OF THE DEPOSITOR, OR THE FAILURE OF THE DEPOSITOR TO PERFORM ITS DUTIES, OBLIGATIONS AND FUNCTIONS.

               The Company acts as depositor. There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

          (f) THE APPOINTMENT OF A SUCCESSOR DEPOSITOR AND THE PROCEDURE IF A SUCCESSOR DEPOSITOR IS NOT APPOINTED.

               There are no provisions relating to the appointment of a successor depositor and the procedure if a successor depositor is not appointed.

     21. (a) STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO LOANS TO SECURITY HOLDERS.

               The Company grants loans at any time (a) after the expiration of the Right of Policy Examination and (b) before the Maturity Date. The amount of the loan may not be more than the Loan Value. The Loan Value is 90% of the Total Account Value, unless state law otherwise requires. The Company transfers the amount of the loan out of the Fixed Account and any Variable Options on a pro-rata basis, and holds the amount of the loan as part of the Loan Account Value. The Company effects loans and loan repayments as of the end of the Valuation Period in which a written request for the loan or the repayment is received.

               A loan may be repaid in full or in part at any time prior to the Maturity Date, as long as the Certificate is in force and the insured is alive. The amount necessary to repay all loans in full is the Loan Account Value plus any accrued interest. Unless specifically instructed otherwise, additional premiums received are considered loan repayments. Subject to state regulatory approval, unless specifically instructed otherwise, the Company will allocate loan repayments received to the Fixed Account and Account C according to the premium allocation currently in effect. The full Surrender Value under a Certificate equals (a) the Total Account Value on the date of surrender, (b) less the Loan Account Value plus any accrued interest. If the loan is not repaid prior to the Maturity Date, the amount payable at the Maturity Date equals (a) the Total

               Account Value on the Maturity Date, (b) less the Loan Account Value on the Maturity Date plus any accrued interest.

               Subject to state regulatory approval, interest earned on the Loan Account value will be credited to the Fixed Account Value and the Separate Account Value according to the premium payment allocation currently in effect. The amount of interest earned on the Loan Account Value and the amount of interest charged on a loan depends on whether the loan is considered preferred. Beginning in the 11th Certificate Year and on each Certificate Anniversary thereafter, that portion of the Loan Value attributable to the Separate Account Value will be considered preferred (Preferred Loans). All other loans will be considered non-preferred (non-Preferred Loans).

               Preferred Loans earn interest at a rate of 4.0% and are charged interest at a rate of 4.0%. In other words, the interest rate credited equals the interest rate charged. Non-Preferred Loans earn interest at a rate of no less than 6.0% and are currently charged interest at a rate of 8%. Interest may be credited in excess of these rates, in our sole discretion.

               Loan interest is due and payable on (a) each Policy Anniversary,
               (b) the date the Policy ends or (c) upon full repayment of the Loan Account Value. The Company adds any interest not paid when due to the Loan Account Value on the Policy Anniversary. Any amount of unpaid interest bears interest on the same terms.

          (b) FURNISH A BRIEF DESCRIPTION OF ANY PROCEDURE OR ARRANGEMENT BY WHICH LOANS ARE MADE AVAILABLE TO SECURITY HOLDERS BY THE DEPOSITOR, PRINCIPAL UNDERWRITER, TRUSTEE OR CUSTODIAN, OR ANY AFFILIATED PERSON OF THE FOREGOING.

               See Item 21(a).

               (1) THE NAME OF EACH PERSON WHO MAKES SUCH AGREEMENTS OR ARRANGEMENTS WITH SECURITY HOLDERS.

                    The Certificateholder may apply for and receive a Policy loan from the Company.

               (2)  THE RATE OF INTEREST PAYABLE ON SUCH LOANS.

                    See Item 21(a).

               (3)  THE PERIOD FOR WHICH LOANS MAY BE MADE.

                    After the expiration of the Right of Policy Examination and before the Maturity Date.

               (4)  COSTS OR CHARGES FOR DEFAULT IN REPAYMENT AT MATURITY.

                    In the case of an outstanding loan, the Maturity Value would equal the Total Account Value on the Date of Maturity less the Loan Account Value and less any unpaid accrued interest.

               (5)  OTHER MATERIAL PROVISIONS OF THE AGREEMENT OR ARRANGEMENT.

                    See Item 21(a).

          (c) IF SUCH LOANS ARE MADE, FURNISH THE AGGREGATE AMOUNT OF LOANS OUTSTANDING AT THE END OF THE LAST FISCAL YEAR, THE AMOUNT OF INTEREST COLLECTED DURING THE LAST FISCAL YEAR ALLOCATED TO THE DEPOSITOR, PRINCIPAL UNDERWRITER, TRUSTEE OR CUSTODIAN OR AFFILIATED PERSON OF THE FOREGOING AND THE AGGREGATE AMOUNT OF LOANS IN DEFAULT AT THE END OF THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH.

                    Not applicable. As of the date of filing, no loans have been made.

     22. STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO LIMITATIONS ON THE LIABILITIES OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN, OR ANY OTHER PARTY TO SUCH INDENTURE OR AGREEMENT.

          There are no such provisions.

     23. DESCRIBE ANY BONDING ARRANGEMENT FOR OFFICERS, DIRECTORS, PARTNERS OR EMPLOYEES OF THE DEPOSITOR OR PRINCIPAL UNDERWRITER OF THE TRUST, INCLUDING THE AMOUNT OF COVERAGE AND THE TYPE OF BOND.

          A blanket fidelity bond for $60 million covers all of the officers and employees of the Company.

     24. STATE THE SUBSTANCE OF ANY OTHER MATERIAL PROVISIONS OF ANY INDENTURE OR AGREEMENT CONCERNING THE TRUST OR ITS SECURITIES AND A DESCRIPTION OF ANY OTHER MATERIAL FUNCTIONS OR DUTIES OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN NOT STATED IN ITEM 10 OR ITEMS 14 TO 23 INCLUSIVE.

          The Company cannot contest a Certificate as to the initial Specified Amount after it has been in force during the lifetime of the insured for two years from the Certificate date. A new two year contestability period will apply to each increase in Specified Amount beginning on the effective date of each such increase and will apply to statements made in the application for the increase. If the Certificate is reinstated, a new two year contestability period (apart from any remaining contestability period) will apply from the date of the application for reinstatement and will apply only to statements made in the application for reinstatement.

          In most states, only a limited benefit is paid if the insured dies by suicide within 2 years from the Issue Date of a Certificate. Generally, this benefit consists of a refund of premiums paid, subject to any positive or negative adjustment to reflect investment performance in the Separate Account. In most states, if the insured dies by suicide within 2 years from the Issue Date of any increase in coverage, as to that increase, only the amount of prior Monthly Deductions that were attributable to that increase are paid.

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

     ORGANIZATION AND OPERATIONS OF DEPOSITOR

     25. STATE THE FORM OF ORGANIZATION OF THE DEPOSITOR OF THE TRUST, THE NAME OF THE STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH THE DEPOSITOR WAS ORGANIZED AND THE DATE OF ORGANIZATION.

     The Company is a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954).

     26. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ALL FEES RECEIVED BY THE DEPOSITOR OF THE TRUST IN CONNECTION WITH THE EXERCISE OF ANY FUNCTIONS OR DUTIES CONCERNING SECURITIES OF THE TRUST DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED
               HEREWITH:

               Not applicable. As of the date of this filing, Account C has not commenced operations.

          (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY FEES OR ANY PARTICIPATION IN FEES RECEIVED BY THE DEPOSITOR FROM ANY UNDERLYING INVESTMENT COMPANY OR ANY AFFILIATED PERSON OR INVESTMENT ADVISER OF SUCH COMPANY:

               (1)  THE NATURE OF SUCH FEE OR PARTICIPATION.

               (2)  THE NAME OF THE PERSON MAKING PAYMENT.

               (3) THE NATURE OF THE SERVICES RENDERED IN CONSIDERATION FOR SUCH FEE OR PARTICIPATION.

               (4) THE AGGREGATE AMOUNT RECEIVED DURING THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

               Not applicable. As of the date of this filing, Account C has not commenced operations.

     27. DESCRIBE THE GENERAL CHARACTER OF THE BUSINESS ENGAGED IN BY THE DEPOSITOR INCLUDING A STATEMENT AS TO ANY BUSINESS OTHER THAN THAT OF DEPOSITOR OF THE TRUST. IF THE DEPOSITOR ACTS OR HAS ACTED IN ANY CAPACITY WITH RESPECT TO ANY INVESTMENT COMPANY OR COMPANIES OTHER THAN THE TRUST, STATE THE NAME OR NAMES OF SUCH COMPANY OR COMPANIES, THEIR RELATIONSHIP, IF ANY, TO THE TRUST, AND THE NATURE OF THE DEPOSITOR'S ACTIVITIES THEREWITH. IF THE DEPOSITOR HAS CEASED TO ACT IN SUCH NAMED CAPACITY, STATE THE DATE OF AND CIRCUMSTANCES SURROUNDING SUCH CESSATION.

          The Company is principally engaged in the business of issuing life insurance policies and variable annuity contracts. In addition, the Company serves as the principal underwriter for the securities offered hereunder and also acts as the principal underwriter for Variable Life Account B and Variable Annuity Accounts B, C and G (separate accounts of the Company registered as unit investment trusts), and Variable Annuity Account I (a separate account of Aetna Insurance Company of America registered as a unit investment trust) and Aetna Variable Fund, Aetna Variable Encore Fund d/b/a Aetna Money Market VP, Aetna Variable Portfolios, Inc., Aetna Income Shares d/b/a Aetna Bond VP, Aetna GET Fund, Aetna Balanced VP, Inc., Aetna Generation Portfolios, Inc., and Portfolio Partners, Inc. Additionally, the Company is registered as an investment adviser under the Investment Advisers Act of 1940 and, as such, is the investment adviser for Portfolio Partners, Inc. The Company is also the depositor of Variable Life Account B and Variable Annuity Accounts B, C and G.

     OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

     28. (a) FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO THE DEPOSITOR OF THE TRUST, WITH RESPECT TO EACH OFFICER, DIRECTOR, OR PARTNER OF THE DEPOSITOR, AND WITH RESPECT TO EACH NATURAL PERSON DIRECTLY OR INDIRECTLY OWNING, CONTROLLING OR HOLDING WITH POWER TO VOTE 5% OR MORE OF THE OUTSTANDING VOTING SECURITIES OF THE DEPOSITOR.

               (i)  NAME AND PRINCIPAL BUSINESS ADDRESS.
               (ii) NATURE OF RELATIONSHIP OR AFFILIATION WITH DEPOSITOR OF THE
                    TRUST;
               (iii)OWNERSHIP OF ALL SECURITIES OF THE DEPOSITOR;
               (iv) OWNERSHIP OF ALL SECURITIES OF THE TRUST;
               (v) OTHER COMPANIES OF WHICH EACH PERSON NAMED ABOVE IS PRESENTLY AN OFFICER, DIRECTOR OR PARTNER.

               See the table below. Also, see Item 29.

          (b) FURNISH A BRIEF STATEMENT OF THE BUSINESS EXPERIENCE DURING THE LAST FIVE YEARS OF EACH OFFICER, DIRECTOR OR PARTNER OF THE DEPOSITOR.


Name and Address*             Position with Company              Business Experience During Past 5 Years
-----------------             ---------------------              ---------------------------------------

Thomas J. McInerney           Director, President and            President (since October 1998) Aetna Investment
151 Farmington Ave.           Chairman, Executive Committee      Adviser Holding Company, Inc., Aetna Retail
Hartford, CT  06156           (Principal Executive Officer)      Holding Company, Inc., Aetna Services Holding
                                                                 Company, Inc.; President (since September 1997)
                                                                 Aetna Life Insurance and Annuity Company; President
                                                                 (since September 1997) Aetna Insurance Company of
                                                                 America; President (since September 1997) Aetna
                                                                 Retirement Holdings, Inc.; President (since August
                                                                 1997) Aetna Retirement Services, Inc.; Executive
                                                                 Vice President (since August 1997) Aetna Inc.,
                                                                 Aetna Services, Inc. and Aetna Life Insurance
                                                                 Company; Vice President, Strategy (March 1997 -
                                                                 August 1997) Aetna Inc., Aetna Services, Inc. and
                                                                 Aetna Life Insurance Company; Vice President,
                                                                 Sales (December 1996 - March 1997) and Vice
                                                                 President, National Accounts (April 1996 March
                                                                 1997) Aetna US Healthcare Inc.; Vice President,
                                                                 Strategy, Finance, & Administration (July 1995 -
                                                                 April 1996) Aetna Inc.; Vice President, Guaranteed
                                                                 Products (November 1992 - July 1995) Aetna Life
                                                                 Insurance Company.

Shaun P. Mathews              Director and Senior Vice           President (January 1998 - February 1999) Aetna
151 Farmington Ave.           President                          Investment Services, Inc.; Senior Vice President
Hartford, CT  06156                                              (since June 1999) Aetna Retirement Holdings, Inc.,;
                                                                 Senior Vice President (since June 1999) Aetna
                                                                 Retirement Holdings, Inc.; Senior Vice President
                                                                 (since October 1998) Aetna Investment Adviser
                                                                 Holding Company, Inc., Aetna Retail Holding Company,
                                                                 Inc., Aetna Services Holding Company, Inc.; Senior
                                                                 Vice President, Product and Brand Management (since
                                                                 September 1998), Senior Vice President, Product
                                                                 Management (September 1997 - September 1998), Vice
                                                                 President, Products Group (February 1996 - September
                                                                 1997), Senior Vice President, Strategic Markets and
                                                                 Products (February 1993 - February 1996) Aetna Life
                                                                 Insurance and Annuity Company.

Name and Address*             Position with Company              Business Experience During Past 5 Years
-----------------             ---------------------              ---------------------------------------

Catherine Hale Smith          Director, Chief Financial          Senior Vice President (since October 1998) Aetna
151 Farmington Ave.           Officer and Senior Vice            Investment Adviser Holding Company, Inc., Aetna
Hartford, CT  06156           President                          Retail Holding Company, Inc., Aetna Services
                                                                 Holding Company, Inc.; Chief Financial Officer and
                                                                 Senior Vice President, Business Strategy and Finance
                                                                 (since February 1998) Aetna Life Insurance and
                                                                 Annuity Company; Director and Senior Vice President
                                                                 (since March 1999), Chief Financial Officer (since
                                                                 February 1998) Aetna Retirement Services, Inc.;
                                                                 Vice President, Strategy, Finance and Administration,
                                                                 Financial Relations (September 1996 - February 1998),
                                                                 Aetna Inc.; Chief of Staff, Health/Group Life,
                                                                 Strategy and Communication (April 1993 - September
                                                                 1996) Aetna Life Insurance Company.

Kirk P. Wickman               Senior Vice President,             Senior Vice President, General Counsel and
151 Farmington Ave.           General Counsel and Corporate      Corporate Secretary (since June 1999) Aetna
Hartford, CT  06156           Secretary                          Retirement Holdings, Inc., Aetna Investment
                                                                 Adviser Holding Company, Inc., Aetna Retail Holding
                                                                 Company, Inc., Aetna Services Holding Company, Inc.;
                                                                 Senior Vice President, General Counsel and Corporate
                                                                 Secretary (since April 1999) Aetna Retirement
                                                                 Services, Inc.; Vice President, General Counsel and
                                                                 Corporate Secretary (October 1998 - June 1999) Aetna
                                                                 Investment Advisor Holding Company, Inc., Aetna
                                                                 Retail Holding Company, Inc., Aetna Services Holding
                                                                 Company, Inc.; Vice President, General Counsel and
                                                                 Assistant Secretary (April 1997 - April 1999) Aetna
                                                                 Retirement Services, Inc.; Vice President, General
                                                                 Counsel and Corporate Secretary (December 1996 -
                                                                 June 1999) Aetna Retirement Holdings, Inc.; Senior
                                                                 Vice President (since March 1999), General Counsel
                                                                 and Corporate Secretary (since November 1996), Vice
                                                                 President (November 1996 - March 1999) Aetna Life
                                                                 Insurance and Annuity Company; Vice President and
                                                                 Counsel (June 1992 - November 1996) Aetna Life
                                                                 Insurance Company.

Name and Address*             Position with Company              Business Experience During Past 5 Years
-----------------             ---------------------              ---------------------------------------

Deborah Koltenuk              Vice President, Corporate          Vice President, Corporate Controller, and
151 Farmington Ave.           Controller, and Assistant          Assistant Treasurer (since July 1999) Aetna
Hartford, CT  06156           Treasurer                          Retirement Services, Inc.; Vice President,
                                                                 Corporate Controller, and Assistant Treasurer (since
                                                                 June 1999) Aetna Investment Adviser Holding Company,
                                                                 Inc., Aetna Retail Holding Company, Inc., Aetna
                                                                 Services Holding Company, Inc., Aetna Life Insurance
                                                                 and Annuity Company, Aetna Insurance Company of
                                                                 America; Vice President, Corporate Controller and
                                                                 Assistant Treasurer, (April 1999 - July 1999) Aetna
                                                                 Retirement Services, Inc.; Vice President, Treasurer
                                                                 and Corporate Controller (October 1998 - June 1999)
                                                                 Aetna Investment Adviser Holding Company, Inc., Aetna
                                                                 Retail Holding Company, Inc., Aetna Services Holding
                                                                 Company, Inc.; Vice President and Controller (April
                                                                 1997 - April 1999) Aetna Retirement Services, Inc.;
                                                                 Vice President, Treasurer and Corporate Controller
                                                                 (July 1996 - June 1999) Aetna Life Insurance and
                                                                 Annuity Company; Vice President, Treasurer and
                                                                 Corporate Controller (September 1996 - June 1999)
                                                                 Aetna Retirement Holdings, Inc.; Director (January
                                                                 1997 - March 1998), Vice President and Treasurer,
                                                                 Corporate Controller (April 1997 - June 1999) Aetna
                                                                 Insurance Company of America; Vice President,
                                                                 Investment Financial Reporting and Securities
                                                                 Operations (April 1996 - July 1996) Aetna Life
                                                                 Insurance Company; Vice President, Investment
                                                                 Planning and Financial Reporting (October 1994 -
                                                                 April 1996) The Aetna Casualty and Surety Company
                                                                 and The Standard Fire and Insurance Company;
                                                                 Assistant Vice President, Finance and Administration
                                                                 (June 1994 - October 1994) Aetna Life Insurance
                                                                 Company.

Name and Address*             Position with Company              Business Experience During Past 5 Years
-----------------             ---------------------              ---------------------------------------

Therese A. Squillacote        Vice President and Chief           Vice President and Chief Compliance Officer (since
151 Farmington Ave.           Compliance Officer                 February 1999) Aetna Insurance Company of America;
Hartford, CT  06156                                              Vice President and Chief Compliance Officer (since
                                                                 December 1998) Aetna Life Insurance and Annuity
                                                                 Company; Vice President and Chief Compliance Officer
                                                                 (since December 1998) Aetna Investment Services, Inc.;
                                                                 Chief Compliance Officer (since December 1998)
                                                                 Systematized Benefits Administrators, Inc.; Vice
                                                                 President, Compliance (since March 1998) Aetna
                                                                 Financial Services, Inc.; Compliance Manager (May
                                                                 1997 to December 1998) Aetna Life Insurance and
                                                                 Annuity Company; Registered Principal (since July
                                                                 1997) Aetna Investment Services, Inc.; Director,
                                                                 Compliance (December 1995 to May 1997) Connecticut
                                                                 General Life Insurance Company; Registered Principal
                                                                 (December 1995 to May 1997) CIGNA Financial Advisors,
                                                                 Inc.; Chief Compliance Officer (September 1989 to
                                                                 December 1995) G.R. Phelps & Co., Inc.; Chief
                                                                 Compliance Officer (December 1992 to December 1995)
                                                                 Connecticut Mutual Financial Services, Inc.


     COMPANIES OWNING SECURITIES OF DEPOSITOR

     29. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO EACH COMPANY WHICH DIRECTLY OR INDIRECTLY OWNS, CONTROLS OR HOLDS WITH POWER TO VOTE 5% OR MORE OF THE OUTSTANDING VOTING SECURITIES OF THE DEPOSITOR: (A) NAME AND PRINCIPAL BUSINESS ADDRESS;
          (B) NATURE OF BUSINESS, (C) OWNERSHIP OF ALL SECURITIES OF THE DEPOSITOR;

          The Company is an indirect wholly-owned subsidiary of Aetna Inc., a Connecticut publicly traded healthcare and financial services corporation. Aetna Inc.'s business address is 151 Farmington Avenue, Hartford, CT 06156.

     CONTROLLING PERSONS

     30. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO ANY PERSON OTHER THAN THOSE COVERED BY ITEMS 28, 29, AND 42 WHO DIRECTLY OR INDIRECTLY CONTROLS THE DEPOSITOR.

          None.

     COMPENSATION OF OFFICERS OF DEPOSITOR

     31. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES PAID BY THE DEPOSITOR DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH;

          (a) DIRECTLY TO EACH OF THE OFFICERS OR PARTNERS OF THE DEPOSITOR DIRECTLY RECEIVING THE THREE HIGHEST AMOUNTS OF REMUNERATION:

               Not applicable. As of the date of this filing, Account C has not commenced operations.

          (b) DIRECTLY TO ALL OFFICERS OR PARTNERS OF THE DEPOSITOR AS A GROUP EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS INCLUDED UNDER ITEM 31(a), STATING SEPARATELY THE AGGREGATE AMOUNT PAID BY THE DEPOSITOR ITSELF AND THE AGGREGATE AMOUNT PAID BY ALL THE
               SUBSIDIARIES:

               Not applicable. As of the date of this filing, Account C has not commenced operations.

          (c) INDIRECTLY OR THROUGH SUBSIDIARIES TO EACH OF THE OFFICERS OR PARTNERS OF THE DEPOSITOR:

               Not applicable. As of the date of this filing, Account C has not commenced operations.

     COMPENSATION OF DIRECTORS

     32. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES, EXCLUSIVE OF REMUNERATION REPORTED UNDER ITEM 31, PAID BY THE DEPOSITOR DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH:

          (a)  THE AGGREGATE DIRECT REMUNERATION TO DIRECTORS.

               Not applicable. As of the date of this filing, Account C has not commenced operations.

          (b)  INDIRECTLY OR THROUGH SUBSIDIARIES TO DIRECTORS.

               Not applicable. As of the date of this filing, Account C has not commenced operations.

     COMPENSATION TO EMPLOYEES

     33. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE AGGREGATE AMOUNT OF REMUNERATION FOR SERVICES OF ALL EMPLOYEES OF THE DEPOSITOR (EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS REPORTED IN ITEMS 31 AND 32) WHO RECEIVED REMUNERATION IN EXCESS OF $10,000 DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH FROM THE DEPOSITOR AND ANY OF ITS SUBSIDIARIES.

               Not applicable. As of the date of this filing, Account C has not commenced operations.

          (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES PAID DIRECTLY DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH TO THE FOLLOWING CLASSES OF PERSONS (EXCLUSIVE OF THOSE PERSONS COVERED BY ITEM 33(a)): (1) SALES MANAGERS, BRANCH MANAGERS, DISTRICT MANAGERS AND OTHER PERSONS SUPERVISING THE SALE OF REGISTRANT'S SECURITIES; (2) SALESMEN, SALES AGENTS, CANVASSERS AND OTHER PERSONS MAKING SOLICITATIONS BUT NOT IN SUPERVISORY CAPACITY; (3) ADMINISTRATIVE AND CLERICAL EMPLOYEES; AND (4) OTHERS (SPECIFY). IF A PERSON IS EMPLOYED IN MORE THAN ONE CAPACITY, CLASSIFY ACCORDING TO PREDOMINANT TYPE OF WORK.

               Not applicable. As of the date of this filing, Account C has not commenced operations.

     COMPENSATION TO OTHER PERSONS

     34. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE AGGREGATE AMOUNT OF COMPENSATION FOR SERVICES PAID ANY PERSON (EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS REPORTED IN ITEMS 31, 32 AND 33), WHOSE AGGREGATE COMPENSATION IN CONNECTION WITH SERVICES RENDERED WITH RESPECT TO THE TRUST IN ALL CAPACITIES EXCEEDED $10,000 DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH FROM THE DEPOSITOR AND ANY OF ITS SUBSIDIARIES.

          Not applicable. As of the date of this filing, Account C has not commenced operations.

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

     DISTRIBUTION OF SECURITIES

     35. FURNISH THE NAMES OF THE STATES IN WHICH SALES OF THE TRUST'S SECURITIES (a) ARE CURRENTLY BEING MADE, (b) ARE PRESENTLY PROPOSED TO MADE, AND (c) HAVE BEEN DISCONTINUED, INDICATING BY APPROPRIATE LETTER THE STATUS WITH RESPECT TO EACH STATE.

          No sales are currently being made. It is proposed that Policies and Certificates will be offered in all jurisdictions where the Company has authority to sell them. The sale of Policies and Certificates has not been discontinued in any state.

     36. IF SALES OF THE TRUST'S SECURITIES HAVE AT ANY TIME SINCE JANUARY 1, 1936 BEEN SUSPENDED FOR MORE THAN A MONTH, DESCRIBE BRIEFLY THE REASONS FOR SUCH SUSPENSION.

          Not applicable.

     37. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH INSTANCE WHERE SUBSEQUENT TO JANUARY 1, 1937, ANY FEDERAL OR STATE GOVERNMENTAL OFFICER, AGENCY, OR REGULATORY BODY DENIED AUTHORITY TO DISTRIBUTE SECURITIES OF THE TRUST, EXCLUDING A DENIAL WHICH WAS MERELY A PROCEDURAL STEP PRIOR TO ANY DETERMINATION BY SUCH OFFICER, ETC., AND WHICH DENIAL WAS SUBSEQUENTLY RESCINDED.

               (1)  NAME OF OFFICER, AGENCY OR BODY.

                    None.

               (2)  DATE OF DENIAL.

                    Not applicable.

               (3)  BRIEF STATEMENT OF REASONS GIVEN FOR DENIAL.

                    Not applicable.

          (b) FURNISH THE FOLLOWING INFORMATION WITH REGARD TO EACH INSTANCE WHERE, SUBSEQUENT TO JANUARY 1, 1937, THE AUTHORITY TO DISTRIBUTE SECURITIES OF THE TRUST HAS BEEN REVOKED BY ANY FEDERAL OR STATE GOVERNMENTAL OFFICER, AGENCY OR REGULATORY BODY.

               (1)  NAME OF OFFICER, AGENCY OR BODY.

                    None.

               (2)  DATE OF REVOCATION.

                    Not applicable.

               (3)  BRIEF STATEMENT OF REASONS GIVEN FOR REVOCATION.

                    Not applicable.

     38. (a) FURNISH A GENERAL DESCRIPTION OF THE METHOD OF DISTRIBUTION OF SECURITIES OF THE TRUST.

               The Company serves as principal underwriter of the Policies, as defined by the federal securities laws. Aetna Investment Services, Inc. ("Aetna Services"), an affiliate of the Company, distributes the Certificates. The Company and Aetna Services are registered as broker-dealers with the SEC and are members of the National Association of Securities Dealers, Inc. All persons offering or selling the Certificates will be (a) registered representatives of Aetna Services, and (b) licensed as the Company's insurance agents to sell variable life insurance.

          (b) STATE THE SUBSTANCE OF ANY CURRENT SELLING AGREEMENT BETWEEN EACH PRINCIPAL UNDERWRITER AND THE TRUST OR THE DEPOSITOR, INCLUDING A STATEMENT AS TO THE INCEPTION AND TERMINATION DATES OF THE AGREEMENT, ANY RENEWAL AND TERMINATION PROVISIONS, AND MY ASSIGNMENT PROVISIONS.

               Not applicable.

          (c) STATE THE SUBSTANCE OF ANY CURRENT AGREEMENTS OR ARRANGEMENTS OF EACH PRINCIPAL UNDERWRITER WITH DEALERS, AGENTS, SALESMEN, ETC., WITH RESPECT TO COMMISSIONS AND OVERRIDING COMMISSIONS, TERRITORIES, FRANCHISES, QUALIFICATIONS, AND REVOCATIONS. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH SCHEDULES OF COMMISSIONS AND THE BASES THEREOF. IN LIEU OF A STATEMENT CONCERNING SCHEDULES OF COMMISSIONS, SUCH SCHEDULES OF COMMISSIONS MAY BE FILED AS EXHIBIT A(3)(c).

               The Company and NYSUT Benefit Trust entered into an agreement that calls (a) for NYSUT Benefit Trust to exclusively endorse the Certificate to Members for supplemental group variable universal life insurance and (b) for NYSUT Benefit Trust to perform administrative services. The administrative services NYSUT Benefit Trust performs includes making available NYSUT Benefit Trust payroll slots to facilitate premium remittances to the Company. Under the agreement, the Company paid NYSUT Benefit Trust $70,000 in 1998 and will pay NYSUT Benefit Trust $100,000 in 1999. NYSUT Benefit Trust indicated to the Company that it intends to use these amounts to enhance benefits to its members.

               Salesperson selling Certificates may earn salaries or commissions. The maximum sales commission paid for Certificate distribution is 25% of the first year premium up to 12 Basic Monthly Premiums. For an increase in Specified Amount, the maximum sales commission is 25% of 12 times the amount of Basic Monthly Premium attributable to the increase. The maximum sales commission on all other premiums is 2% through the 15th Certificate year, or the

               15th year following a Specified Amount increase. Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars. However, all such compensation will be paid in accordance with NASD rules.

          INFORMATION CONCERNING PRINCIPAL UNDERWRITER

     39. (a) STATE THE FORM OF ORGANIZATION OF EACH PRINCIPAL UNDERWRITER OF SECURITIES OF THE TRUST, THE NAME OF THE STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH EACH UNDERWRITER WAS ORGANIZED AND THE DATE OF ORGANIZATION.

               The Company acts as the principal underwriter of the securities of the trust. The Company is a stock life insurance Company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954).

          (b) STATE WHETHER ANY PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST IS A MEMBER OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. (NASD)

               The Company, which acts as the principal underwriter, is a member of the NASD.

     40. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ALL FEES RECEIVED BY EACH PRINCIPAL UNDERWRITER OF THE TRUST FROM THE SALE OF SECURITIES OF THE TRUST AND ANY OTHER FUNCTIONS IN CONNECTION THEREWITH EXERCISED BY SUCH UNDERWRITER IN SUCH CAPACITY OR OTHERWISE DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

               None. As of the date of this filing, Account C has not commenced operations.

          (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY FEE OR ANY PARTICIPATION IN FEES RECEIVED BY EACH PRINCIPAL UNDERWRITER FROM ANY UNDERLYING INVESTMENT COMPANY OR ANY AFFILIATED PERSON OR INVESTMENT ADVISER OF SUCH COMPANY:

               None. As of the date of this filing, Account C has not commenced operations.

               (1)  THE NATURE OF SUCH FEE OR PARTICIPATION.

                    None.

               (2)  THE NAME OF THE PERSON MAKING PAYMENT.

                    None.

               (3) THE NATURE OF THE SERVICES RENDERED IN CONSIDERATION FOR SUCH FEE OR PARTICIPATION.

                    None.

               (4) THE AGGREGATE AMOUNT RECEIVED DURING THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

                    None.

     41. (a) DESCRIBE THE GENERAL CHARACTER OF THE BUSINESS ENGAGED IN BY EACH PRINCIPAL UNDERWRITER, INCLUDING A STATEMENT AS TO ANY BUSINESS OTHER THAN THE DISTRIBUTION OF SECURITIES OF THE TRUST. IF A PRINCIPAL UNDERWRITER ACTS OR HAS ACTED IN ANY CAPACITY WITH RESPECT TO ANY INVESTMENT COMPANY OR COMPANIES OTHER THAN THE TRUST, STATE THE NAME OR NAMES OF SUCH COMPANY OR COMPANIES, THEIR RELATIONSHIP, IF ANY, TO THE TRUST AND THE NATURE OF SUCH ACTIVITIES. IF A PRINCIPAL UNDERWRITER HAS CEASED TO ACT IN SUCH NAMED CAPACITY, STATE THE DATE OF AND CIRCUMSTANCES SURROUNDING SUCH CESSATION.

               See Item 27.

          (b) FURNISH AS AT LATEST PRACTICABLE DATE THE ADDRESS OF EACH BRANCH OFFICE OF EACH PRINCIPAL UNDERWRITER CURRENTLY SELLING SECURITIES OF THE TRUST AND FURNISH THE NAME AND RESIDENCE ADDRESS OF THE PERSON IN CHARGE OF SUCH OFFICE.

               Not applicable. As of the date of this filing, Account C has not commenced operations.

          (c) FURNISH THE NUMBER OF INDIVIDUAL SALESMEN OF EACH PRINCIPAL UNDERWRITER THROUGH WHOM ANY OF THE SECURITIES OF THE TRUST WERE DISTRIBUTED FOR THE LAST FISCAL YEAR OF THE TRUST COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH AND FURNISH THE AGGREGATE AMOUNT OF COMPENSATION RECEIVED BY SUCH SALESMEN IN SUCH YEAR.

               Not applicable. As of the date of this filing, Account B has not commenced operations.

     42. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO EACH PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST AND WITH RESPECT TO EACH OF THE OFFICERS, DIRECTORS OR PARTNERS OF SUCH UNDERWRITER (OWNERSHIP OF SECURITIES OF THE TRUST).

               Not applicable. As of the date of this filing, Account B has not commenced operations.

     43. FURNISH, FOR THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH, THE AMOUNT OF BROKERAGE COMMISSIONS RECEIVED BY ANY PRINCIPAL UNDERWRITER WHO IS A MEMBER OF A NATIONAL SECURITIES EXCHANGE AND WHO IS CURRENTLY DISTRIBUTING THE SECURITIES OF THE TRUST OR EFFECTING TRANSACTIONS FOR THE TRUST IN THE PORTFOLIO SECURITIES OF THE TRUST.

               Not applicable. As of the date of this filing, Account B has not commenced operations.

     OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

     44. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE METHOD OF VALUATION USED BY THE TRUST FOR THE PURPOSE OF DETERMINING THE OFFERING PRICE TO THE PUBLIC OF SECURITIES ISSUED BY THE TRUST OR THE VALUATION OF SHARES OR INTERESTS IN THE UNDERLYING SECURITIES ACQUIRED BY THE HOLDER OF A PERIODIC PAYMENT PLAN CERTIFICATE:

               (1) THE SOURCE OF QUOTATIONS USED TO DETERMINE THE VALUE OF THE PORTFOLIO SECURITIES.

                    Each Fund's shares are valued at net asset value as supplied to the Company by the Fund or its agent.

               (2) WHETHER OPENING, CLOSING, BID, ASKED OR ANY OTHER PRICE IS USED.

                    See Item 44(a)(1) and 16.

               (3)  WHETHER PRICE IS AS OF THE DAY OF SALE OR AS OF ANY OTHER
                    TIME.

                    See Item 16.

               (4) A BRIEF DESCRIPTION OF THE METHODS USED BY REGISTRANT FOR DETERMINING OTHER ASSETS AND

                    LIABILITIES INCLUDING ACCRUAL FOR EXPENSES AND TAXES (INCLUDING TAXES ON UNREALIZED APPRECIATION).

                    Account C's assets and liabilities (such as charges against Account C) are valued in accordance with generally-accepted accounting principles on an accrual basis. The Company does currently not intend to create a reserve for its Federal income taxes.

               (5) OTHER ITEMS WHICH REGISTRANT ADDS TO THE NET ASSET VALUE IN COMPUTING OFFERING PRICE OF ITS SECURITIES.

                    Not applicable.

               (6)  WHETHER ADJUSTMENTS ARE MADE FOR FRACTIONS:

                    (i)  before adding distributor's compensation (load); and

                    (ii) after adding distributor's compensation (load).

                    Not applicable because Account C does not compute per-unit values and sales loads in the manner presupposed by this Item and Item 44(b). Appropriate adjustments will be made for fractions in all computations.

          (b) FURNISH A SPECIMEN SCHEDULE SHOWING THE COMPONENTS OF THE OFFERING PRICE OF THE TRUST'S SECURITIES AS AT THE LATEST PRACTICABLE DATE.

               Not applicable. As of the date of this filing, Account C has not commenced operations.

          (c) IF THERE IS ANY VARIATION IN OFFERING PRICE OF THE TRUST'S SECURITIES TO ANY PERSON OR THE CLASSES OF PERSONS OTHER THAN UNDERWRITERS, STATE THE NATURE AND AMOUNT OF SUCH VARIATION AND INDICATE THE PERSON OR CLASSES OF PERSONS TO WHOM SUCH OFFERING IS MADE.

               The Company does not require a premium payment of a fixed amount at fixed intervals for a specified time period. A Certificateholder may, subject to the limitations set forth in
               Item 10(i), pay premiums at any frequency in any amount. Nonetheless, Certificateholders will need to pay sufficient premiums to maintain adequate cash surrender value to pay monthly charges, including the cost of insurance. The cost of insurance will vary, depending upon the insured's age, sex, and risk classification. In addition, there will be additional charges if optional insurance benefits are elected. Thus, for the Certificate to remain in force, a Certificateholder will need to take the cost of insurance, as well as other factors such as investment performance, into consideration in determining the amount and frequency of premium payments.

     45. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY SUSPENSION OF THE REDEMPTION RIGHTS OF THE SECURITIES ISSUED BY

          THE TRUST DURING THE THREE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH:

          Not applicable.

          (a)  BY WHOSE ACTION REDEMPTION RIGHTS WERE SUSPENDED.

               Not applicable.

          (b) THE NUMBER OF DAYS' NOTICE GIVEN TO SECURITY HOLDERS PRIOR TO SUSPENSION OF REDEMPTION RIGHTS.

               Not applicable.

          (c)  REASON FOR SUSPENSION.

               Not applicable.

          (d)  PERIOD DURING WHICH SUSPENSION WAS IN EFFECT.

               Not applicable.

     46. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE METHOD OF DETERMINING THE REDEMPTION OR WITHDRAWAL VALUATION OF SECURITIES ISSUED BY THE TRUST:

               (1) THE SOURCE OF QUOTATIONS USED TO DETERMINE THE VALUE OF PORTFOLIO SECURITIES.

                    See Item 44(a)(1).

               (2) WHETHER OPENING, CLOSING, BID, ASKED OR ANY OTHER PRICE IS USED.

                    See Item 44(a)(2).

               (3)  WHETHER PRICE IS AS OF THE DAY OF SALE OR AS OF ANY OTHER
                    TIME.

                    As of the day a request for surrender is received in good order.

               (4) A BRIEF DESCRIPTION OF THE METHODS USED BY REGISTRANT FOR DETERMINING OTHER ASSETS AND LIABILITIES INCLUDING ACCRUAL FOR EXPENSES AND TAXES (INCLUDING TAXES ON UNREALIZED APPRECIATION).

                    See Item 44(a)(4) and 18(c).

               (5) OTHER ITEMS WHICH REGISTRANT DEDUCTS FROM THE NET ASSET VALUE IN COMPUTING REDEMPTION VALUE OF ITS SECURITIES.

                    See Item 10(c).

               (6)  WHETHER ADJUSTMENTS ARE MADE FOR FRACTIONS.

                    Not applicable.

          (b) FURNISH A SPECIMEN SCHEDULE SHOWING THE COMPONENTS OF THE REDEMPTION PRICE TO THE HOLDERS OF THE TRUST'S SECURITIES AS AT THE LATEST PRACTICABLE DATE.

               Not applicable. As of the date of this filing, Account C has not commenced operations.

     PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

     47. FURNISH A STATEMENT AS TO THE PROCEDURE WITH RESPECT TO THE MAINTENANCE OF A POSITION IN THE UNDERLYING SECURITIES OR INTERESTS IN THE UNDERLYING SECURITIES, THE EXTENT AND NATURE THEREOF AND THE PERSON WHO MAINTAINS SUCH A POSITION. INCLUDE A DESCRIPTION OF THE PROCEDURE WITH RESPECT TO THE PURCHASE OF UNDERLYING SECURITIES OR INTERESTS IN THE UNDERLYING SECURITIES FROM SECURITY HOLDERS WHO EXERCISE REDEMPTION OR WITHDRAWAL RIGHTS AND THE SALE OF SUCH UNDERLYING SECURITIES AND INTERESTS IN THE UNDERLYING SECURITIES TO OTHER SECURITY HOLDERS. STATE WHETHER THE METHOD OF VALUATION OF SUCH UNDERLYING SECURITIES OR INTERESTS IN UNDERLYING SECURITIES DIFFERS FROM THAT SET FORTH IN ITEMS 44 AND 46. IF ANY ITEM OF EXPENDITURE INCLUDED IN THE DETERMINATION OF THE VALUATION IS NOT OR MAY NOT ACTUALLY BE INCURRED OR EXPENDED, EXPLAIN THE NATURE OF SUCH ITEM AND WHO MAY BENEFIT FROM THE TRANSACTION.

          The Company will invest net premiums, through Account C, in shares of the underlying Funds at net asset value and allocate them to the sub-accounts of Account C designated by a Certificateholder. Shares of the Funds are currently sold only to the Company (and other insurance company separate accounts) for investment of separate account assets and are not sold directly to the general public except through the reinvestment of dividends. The Company may redeem sufficient shares of the appropriate Fund to pay death benefits, benefits at maturity, or surrender proceeds, or for other purposes contemplated by the Certificates. In addition, if a Certificateholder elects to transfer cash value among the sub-accounts of Account C, the Company may redeem shares held in any sub-account from which a transfer is made and purchase shares for any sub-account into which cash value is transferred. See Item 10(c).

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

     48. FURNISH THE FOLLOWING INFORMATION AS TO EACH TRUSTEE OR CUSTODIAN OF THE TRUST.

          (a)  NAME AND PRINCIPAL BUSINESS ADDRESS:

               Not applicable.

          (b)  FORM OF ORGANIZATION:

               Not applicable.

          (c) STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH THE TRUSTEE OR CUSTODIAN WAS ORGANIZED.

               Not applicable.

          (d)  NAME OF GOVERNMENTAL SUPERVISING OR EXAMINING AUTHORITY.

               Not applicable.

     49. STATE THE BASIS FOR PAYMENT OF FEES OR EXPENSES OF THE TRUSTEE OR CUSTODIAN FOR SERVICES RENDERED WITH RESPECT TO THE TRUST AND ITS SECURITIES, AND THE AGGREGATE AMOUNT THEREOF FOR THE LAST FISCAL YEAR. INDICATE THE PERSON PAYING SUCH FEES OR EXPENSES. IF ANY FEES OR EXPENSES ARE PREPAID, STATE THE UNEARNED AMOUNT.

          Not applicable.

     50. STATE WHETHER THE TRUSTEE OR CUSTODIAN OR ANY OTHER PERSON HAS OR MAY CREATE A LIEN ON THE ASSETS OF THE TRUST, AND, IF SO, GIVE FULL PARTICULARS, OUTLINING THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT THERETO.

          The assets of Account C are not chargeable with liabilities arising out of any other business that the Company may conduct except to the extent assets in Account C exceed liabilities arising under the variable portion of a Certificate. The income, capital gains, and capital losses of each sub-account are credited to or charged against the assets held in that sub-account in accordance with the terms of each Certificate, without regard to the income, capital gains and capital losses of any other sub-account.

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

     51. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO INSURANCE OF HOLDERS OF SECURITIES:

          (a)  THE NAME AND ADDRESS OF THE INSURANCE COMPANY.

               Aetna Life Insurance and Annuity Company
               151 Farmington Avenue
               Hartford, CT  06156

          (b)  THE TYPES OF POLICIES AND WHETHER INDIVIDUAL OR GROUP POLICIES.

               The Policies are group flexible premium variable life insurance policies. The Policies are offered on a group basis to businesses in connection with employer-sponsored insurance. Participation in a group Policy will be accounted for by the issuance of a certificate describing the individual's interest under the group Policy.

          (c)  THE TYPES OF RISKS INSURED AND EXCLUDED.

               The Company assumes the risk that the deductions made for mortality risks will prove inadequate to cover actual mortality costs. The Company also assumes the risk that deductions for expenses may be inadequate.

          (d)  THE COVERAGE OF THE POLICIES.

               The Policies provide insurance coverage on the life of the insured. The minimum Death Benefit is stated in each Certificate. Death Proceeds will be reduced by any outstanding Certificate Debt and any due and unpaid monthly deductions and increased by any unearned loan interest.

          (e) THE BENEFICIARIES OF SUCH POLICIES AND THE USES TO WHICH THE PROCEEDS OF POLICIES MUST BE PUT.

               The recipient of the benefits of the insurance undertaking described in Item 51(c) is either the owner or the beneficiary of a Certificate. There are no restrictions on the use of the proceeds other than those established by a Certificateholder.

          (f)  THE TERMS AND MANNER OF CANCELLATION AND OF REINSTATEMENT.

               Certificateholders may surrender a Certificate for its Surrender Value, by written request, at any time before the Maturity Date. The insured must be alive to surrender the Certificate. All insurance coverage under the Certificate ends the date of the Full Surrender. The Surrender Value equals the Total Account Value on the date of surrender, less the Loan Account Value and less any unpaid accrued interest. The Company may require return of the Certificate for a Full Surrender.

               The Company computes the Surrender Value as of the end of the Valuation Period in which it receives a written request for surrender.

               A Certificate may be terminated after its Grace Period. Upon reinstatement, the Certificate Year is calculated as if there had never been a lapse in coverage. Reinstatement must be applied for
               (a) within 5 years after the date of termination and (b) before the Maturity Date.

               Also, the Company must receive (a) evidence of the insured's current insurability that is satisfactory to it, and (b) a premium payment that at least equals the following amount: the sum of (1) and (2), where (1) is any portion of the Loan Account Value plus accrued interest on the date of lapse exceeding the Total Account Value on the date of lapse and (2) is a premium payment sufficient to keep the Certificate in force for the current month plus 2 additional months.

               If a Certificate is reinstated within a 5-year No Lapse Coverage period, all values, including the Loan Account Value, are reinstated as they were on the date of lapse.

               If a Certificate is reinstated after a 5-year No Lapse Coverage period has expired, the coverage would be reinstated on the Monthly Deduction Day following our approval. The Company first applies a payment to pay any positive excess of (1) over (2), where (1) is the Loan Account Value plus accrued interest on the date of lapse, and (2) is the Total Account Value on the date of lapse. Any remainder is treated as a premium. The Total Account Value at reinstatement is the Net Premium paid, less the Monthly Deduction for that day. Any Loan Account Value is not reinstated.

               Monthly Deductions and investment performance are restarted on the Monthly Deduction Day on or first following our approval of the reinstatement. The reinstated Death Benefit is paid if the Insured dies prior to that date, but only if The Company has received (a) a reinstatement request and (b) all payments and information required for it to grant the request.

               The Company must consent before reinstatement of any supplemental benefit rider. If the Certificate lapsed within a 5-year No Lapse Coverage period, and that period has not yet expired by the time of reinstatement. The Company will reinstate any Certificate Loan Value and consider as due any prior uncollected Monthly Deductions. (See 5-year No Lapse Coverage Provision). The Company will also restore any portion of the No Lapse Coverage period that still remains by the time of reinstatement. In that case, the Certificateholder may put the No Lapse Coverage into effect for any time during such remaining period, provided the Certificateholder has paid at least the cumulative amount of all Basic Monthly Premiums required to date for this purpose. This cumulative amount includes any amount of unpaid Basic Monthly Premiums due for periods prior to the reinstatement.

          (g) THE METHOD OF DETERMINING THE AMOUNT OF PREMIUMS TO BE PAID BY HOLDERS OF SECURITIES.

               See answers to Item 13(a) for amount of charges imposed and 44(a) and 44(c) for the manner in which the premium is determined.

          (h) THE AMOUNT OF AGGREGATE PREMIUMS PAID TO THE INSURANCE COMPANY DURING THE LAST FISCAL YEAR.

               None. As of the date of this filing, Account C has not commenced operations.

          (i) WHETHER ANY PERSON OTHER THAN THE INSURANCE COMPANY RECEIVES ANY PART OF SUCH PREMIUMS, THE NAME OF EACH SUCH PERSON AND THE AMOUNTS INVOLVED, AND THE NATURE OF THE SERVICES RENDERED THEREFOR.

               No person other than the Company receives any part of the amounts deducted for assumption of mortality and expense risks. However, the Company may from time to time enter into reinsurance agreements with other insurance companies under which certain insurance risks, premium income and related expenses are assumed by such other insurance companies. However, any such arrangements or contracts do not affect the policies or the benefits paid thereunder.

          (j) THE SUBSTANCE OF ANY OTHER MATERIAL PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST RELATING TO INSURANCE.

               None.

                            VII. POLICY OF REGISTRANT

     52. (a) FURNISH THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO THE CONDITIONS UPON WHICH AND THE METHOD OF SELECTION BY WHICH PARTICULAR PORTFOLIO SECURITIES MUST OR MAY BE ELIMINATED FROM THE ASSETS OF THE TRUST OR MUST OR MAY BE REPLACED BY OTHER PORTFOLIO SECURITIES. IF AN INVESTMENT ADVISER OR OTHER PERSON IS TO BE EMPLOYED IN CONNECTION WITH SUCH SELECTION, ELIMINATION OR SUBSTITUTION, STATE THE NAME OF SUCH PERSON, THE NATURE OF ANY AFFILIATION TO THE DEPOSITOR, TRUSTEE OR CUSTODIAN, AND ANY PRINCIPAL UNDERWRITER, AND THE AMOUNT OF REMUNERATION TO BE RECEIVED FOR SUCH SERVICES. IF ANY PARTICULAR PERSON IS NOT DESIGNATED IN THE INDENTURE OR AGREEMENT, DESCRIBE BRIEFLY THE METHOD OF SELECTION OF SUCH PERSON.

               The investment Policy of each Sub-Account of Account C is to invest in a particular underlying Fund.

               The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts of Account C or that the Sub-Accounts of Account C may purchase. If the shares of an Underlying Fund are no longer available for investment or if in the Company's judgment further investment in any Underlying Fund should become inappropriate in view of the purposes of Account C or the affected Sub-Account, the Company may redeem the shares of that underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Certificate interest in a Sub-Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

               The Company also reserves the right to establish additional Sub-Accounts of Account C, each of which would invest in shares corresponding to a new underlying Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be deemed available to existing Certificateholders on a basis to be determined by the Company. If the Company deems it to be in the best interest of Certificatesholders, and subject to any approvals that may be required under applicable law, Account C may be operated as a management company under the 1940 Act, may be deregistered if registration is no longer required, or may be combined with other separate accounts of the Company.

               If any of these substitutions or changes are made, the Company will by way of appropriate endorsement change the Policy and Certificates to reflect the substitution or change.

          (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH TRANSACTION INVOLVING THE ELIMINATION OF ANY UNDERLYING SECURITY DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

               Not applicable.

          (c) DESCRIBE THE POLICY OF THE TRUST WITH RESPECT TO THE SUBSTITUTION AND ELIMINATION OF THE UNDERLYING SECURITIES OF THE TRUST WITH RESPECT TO:

               (1)  THE GROUNDS FOR ELIMINATION AND SUBSTITUTION;

                    See 52(a), above.

               (2) THE TYPE OF SECURITIES WHICH MAY BE SUBSTITUTED FOR ANY UNDERLYING SECURITY;

                    See 52(a), above.

               (3) WHETHER THE ACQUISITION OF SUCH SUBSTITUTED SECURITY OR SECURITIES WOULD CONSTITUTE THE CONCENTRATION OF INVESTMENT IN A PARTICULAR INDUSTRY OR GROUP OF INDUSTRIES OR WOULD CONFORM TO A POLICY OF CONCENTRATION OF INVESTMENT IN A PARTICULAR; INDUSTRY OR GROUP OF INDUSTRIES;

                    See 52(a), above.

               (4) WHETHER SUCH SUBSTITUTED SECURITIES MAY BE THE SECURITIES OF ANY OTHER INVESTMENT COMPANY; AND

                    See 52(a), above.

               (5) THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WHICH AUTHORIZE OR RESTRICT THE POLICY OF THE REGISTRANT IN THIS REGARD.

                    See Items 10(g) and (h) and 52(a) above.

          (d) FURNISH A DESCRIPTION OF ANY POLICY (EXCLUSIVE OF POLICIES COVERED BY PARAGRAPH (a) AND (b) HEREIN) OF THE TRUST WHICH IS DEEMED A MATTER OF FUNDAMENTAL POLICY AND WHICH IS ELECTED TO BE TREATED AS SUCH.

               None.

REGULATED INVESTMENT COMPANY

     53.  (a)  STATE THE TAXABLE STATUS OF THE TRUST.

               Because of its current tax status, the Company does not expect to incur any federal income tax liabilities that would be charged to the Separate Account, and the Company does not intend to make a charge for federal income taxes. The Company may, however, incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.


          (b) STATE WHETHER THE TRUST QUALIFIED FOR THE LAST TAXABLE YEAR AS A REGULATED INVESTMENT COMPANY AS DEFINED IN SECTION 851 OF THE INTERNAL REVENUE CODE OF 1954, AND STATE ITS PRESENT INTENTION WITH RESPECT TO SUCH QUALIFICATION DURING THE CURRENT TAXABLE YEAR.

               Not applicable. See Item 53(a).

                   VIII. FINANCIAL AND STATISTICAL INFORMATION

     54. IF THE TRUST IS NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH CLASS OR SERIES OF ITS SECURITIES.

          Not applicable.

     55. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, A TRANSCRIPT OF A HYPOTHETICAL ACCOUNT SHALL BE FILED IN APPROXIMATELY THE FOLLOWING FORM ON THE BASIS OF THE CERTIFICATE CALLING FOR THE SMALLEST AMOUNT OF PAYMENTS. THE SCHEDULE SHALL COVER A CERTIFICATE OF THE TYPE CURRENTLY BEING SOLD ASSUMING THAT SUCH CERTIFICATE HAD BEEN SOLD AT A DATE APPROXIMATELY TEN YEARS PRIOR TO THE DATE OF REGISTRATION OR AT THE APPROXIMATE DATE OF ORGANIZATION OF THE TRUST.

          Not applicable.

     56. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH BY YEARS FOR THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH IN RESPECT OF CERTIFICATES SOLD DURING SUCH PERIOD, THE FOLLOWING INFORMATION FOR EACH FULLY PAID TYPE AND EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE CURRENTLY BEING ISSUED BY THE TRUST.

          Not applicable.

     57. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH BY YEARS FOR THE PERIOD COVERED BY FINANCIAL STATEMENTS FILED HEREWITH THE FOLLOWING INFORMATION FOR EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE CURRENTLY BEING ISSUED BY THE TRUST.

          Not applicable.

     58. IF THE TRUST IS THE ISSUER OF PERIODIC PLAN CERTIFICATES FURNISH THE FOLLOWING INFORMATION FOR EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE OUTSTANDING AS AT THE LATEST PRACTICABLE DATE.

          Not applicable.

     59.  FINANCIAL STATEMENTS:

          FINANCIAL STATEMENTS OF THE SEPARATE ACCOUNT

          Not applicable. As of the date of this filing, Account C has not commenced operations.

          FINANCIAL STATEMENTS OF THE DEPOSITOR

          The Financial Statements of the Depositor will be contained in Pre-Effective Amendment No. 1 to the registration statement on Form S-6 to be filed by the Registrant pursuant to the Securities Act of 1933. They are incorporated herein by reference.

                                  IX. EXHIBITS

     A.   FURNISH THE MOST RECENT FORM OF THE FOLLOWING:

     (1) THE INDENTURE OR AGREEMENT UNDER THE TERMS OF WHICH THE TRUST WAS ORGANIZED OR ISSUED SECURITIES.

          A Certified Copy of the Unanimous Written Consent of the Executive Committee of the Board of Directors of the Company dated August 31, 1999, authorizing the establishment of the Separate Account, is filed herewith.

     (2) THE INDENTURE OR AGREEMENT PURSUANT TO WHICH THE PROCEEDS OF PAYMENTS OF SECURITIES ARE HELD BY THE CUSTODIAN OR TRUSTEE, IF SUCH INDENTURE OR AGREEMENT IS NOT THE SAME AS THE INDENTURE OR AGREEMENT REFERRED TO IN PARAGRAPH (1).

          Not applicable.

     (3)  DISTRIBUTING CONTRACTS:

          (A) AGREEMENTS BETWEEN THE TRUST AND PRINCIPAL UNDERWRITER OR BETWEEN THE DEPOSITOR AND PRINCIPAL UNDERWRITER.

               Not applicable.

          (B) SPECIMEN OF TYPICAL AGREEMENTS BETWEEN PRINCIPAL UNDERWRITER AND DEALERS, MANAGERS, SALES SUPERVISORS AND SALESMEN.

               Form of Broker Dealer Agreement. Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6 (File No. 33-76004), as filed on February 16, 1996.

          (C)  SCHEDULES OF SALES COMMISSIONS REFERRED TO IN ITEM 39(C) [38(C)].

               Not applicable.

     (4) ANY AGREEMENT BETWEEN THE DEPOSITOR, PRINCIPAL UNDERWRITER AND THE CUSTODIAN OR TRUSTEE OTHER THAN INDENTURES OR

          AGREEMENTS SET FORTH IN PARAGRAPHS (1), (2) AND (3) WITH RESPECT TO THE TRUST OR ITS SECURITIES.

          Not applicable.

     (5)  THE FORM OF EACH TYPE OF SECURITY.

          (a) Group Policy (70262-97). Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6 (File No. 333-15817), as filed on April 16, 1998.

          (b) Certificate (70263-97) Under Group Policy. Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6 (File No. 333-15817), as filed on April 16, 1998.

          (c) Disability Benefit Rider (70264-97). Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6 (File No. 333-15817), as filed on April 16, 1998.

          (d) Accelerated Death Benefit Rider (70265-97). Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6 (File No. 333-15817), as filed on April 16, 1998.

          (e) Accidental Death Benefit Rider (70266-97). Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6 (File No. 333-15817), as filed on April 16, 1998.

          (f) Accelerated Death Benefit Disclosure Statement (DISC/NYSUT). Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6 (File No. 333-15817), as filed on April 16, 1998.

          (g) Children Insurance Rider Term Insurance (70267-97). Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6 (File No. 333-15817), as filed on April 16, 1998.

     (6) THE CERTIFICATE OF INCORPORATION OR OTHER INSTRUMENT OF ORGANIZATION AND BY-LAWS OF THE DEPOSITOR.

          (a) Certificate of Incorporation of Aetna Life Insurance and Annuity Company. Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 33-60477), as filed on April 15, 1996.

          (b) Amendment of Certificate of Incorporation of Aetna Life Insurance and Annuity Company. Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 33-75964), as filed on February 11, 1997.

          (c) By-Laws as amended September 17, 1997 of Aetna Life Insurance and Annuity Company. Incorporated by reference to Post-Effective Amendment No. 12 to

               Registration Statement on Form N-4 (File No. 33-91846), as filed on October 30, 1997.

     (7) ANY INSURANCE POLICY UNDER A CONTRACT BETWEEN THE TRUST AND THE INSURANCE COMPANY OR BETWEEN THE DEPOSITOR AND THE INSURANCE COMPANY, TOGETHER WITH THE TABLE OF INSURANCE PREMIUMS.

          Not applicable.

     (8) ANY AGREEMENT BETWEEN THE TRUST OR THE DEPOSITOR CONCERNING THE TRUST WITH THE ISSUER, DEPOSITOR, PRINCIPAL UNDERWRITER OR INVESTMENT ADVISER OF ANY UNDERLYING INVESTMENT COMPANY OR ANY AFFILIATED PERSON OF SUCH PERSONS.

          (a) Fund Participation Agreement by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. dated as of May 1, 1998. Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.

          (b) Amendment dated November 9, 1998 to Fund Participation Agreement by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. dated as of May 1, 1998. Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998.

          (c) Second Amendment to Fund Participation Agreement by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. dated as of May 1, 1998 and amended on November 9, 1998*

          (d) Service Agreement between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, and Aetna Variable Portfolios, Inc. on behalf of each of its series dated as of May 1, 1998.

               Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.

          (e) Amendment dated November 4, 1998 to Service Agreement between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series dated as of May 1, 1998. Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998.

          (f) Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996
               and March 1, 1996. Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 33-34370), as filed on September 29, 1997.

          (g) Fifth Amendment dated as of May 1, 1997 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1,
               1996. Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 33-34370), as filed on September 29, 1997.

          (h) Sixth Amendment dated November 6, 1997 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1,
               1996 and May 1, 1997. Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement on Form N-4 (File No. 33-75964), as filed on February 9, 1998.

          (i) Seventh Amendment dated as of May 1, 1998 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997 and November 6, 1997.
               Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.

          (j) Eighth Amendment to Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997, November 6, 1997 and
               May 1, 1998*

          (k) Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996
               and March 1,1996. Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 33-75964), as filed on February 11, 1997.

          (l) Fifth Amendment dated as of May 1, 1997 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, and March 1, 1996. Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 33-34370), as filed on September 29, 1997.

          (m) Sixth Amendment dated as of January 20, 1998 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996 and May 1, 1997. Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 33-75248), as filed on February 24, 1998.

          (n) Seventh Amendment dated as of May 1, 1998 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997 and January 20, 1998.
               Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.

          (o) Eighth Amendment to Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997, January 20,
               1998 and May 1, 1998*

          (p) Service Agreement between Aetna Life Insurance and Annuity Company and Fidelity Investment Institutional Operations Company dated as of November 1, 1995. Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 33-88720), as filed on June 28, 1996.

          (q) Amendment dated January 1, 1997 to Service Agreement between Aetna Life Insurance and Annuity Company and Fidelity Investment Institutional Operations Company dated as of November 1, 1995. Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 33-34370), as filed on September 29, 1997.

          (r) Service Contract between Fidelity Distributors Corporation and Aetna Life Insurance and Annuity Company dated May 2, 1997. Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998.

          (s) Fund Participation Agreement among Janus Aspen Series and Aetna Life Insurance and Annuity Company and Janus Capital Corporation dated December 8, 1997. Incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-4 (File No. 33-75992), as filed on December 31, 1997.

          (t) Amendment dated October 12, 1998 to Fund Participation Agreement among Janus Aspen Series and Aetna Life Insurance and Annuity Company and Janus Capital Corporation dated December 8, 1997. Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998.

          (u) Second Amendment to Fund Participation Agreement among Janus Aspen Series and Aetna Life Insurance and Annuity Company and Janus Capital Corporation dated December 8, 1997 and amended on October 12, 1997*

          (v) Service Agreement between Janus Capital Corporation and Aetna Life Insurance and Annuity Company dated December 8, 1997. Incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-4 (File No. 33-75992), as filed on December 31, 1997.

          (w) Fund Participation Agreement dated March 11, 1997 between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and Oppenheimer Funds, Inc. Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 33-34370), as filed on April 16, 1997.

          (x) Amendment between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and Oppenheimer Funds, Inc. dated March 11, 1997*

          (y) Service Agreement effective as of March 11, 1997 between Oppenheimer Funds, Inc. and Aetna Life Insurance and Annuity Company. Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 33-34370), as filed on April 16, 1997.

          *To be filed in Pre-Effective Amendment No. 1 to Registration Statement on Form S-6.

     (9) ALL OTHER MATERIAL CONTRACTS NOT ENTERED INTO IN THE ORDINARY COURSE OF BUSINESS OF THE TRUST OR OF THE DEPOSITOR CONCERNING THE TRUST.

          Not applicable.

     (10) FORM OF APPLICATION FOR A PERIODIC PAYMENT PLAN CERTIFICATE.

          (a) Application for Group Variable Universal Life Insurance (Application for Group Policy) (70262-1997NYAPP). Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6 (File No. 333-15817), as filed on April 16, 1998.

          (b) Life Insurance Pre-APP (70272-97). Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6 (File No. 333-15817), as filed on April 16, 1998.

          (c) Group Life Insurance Application (70272-97(A)ZNY). Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6 (File No. 333-15817), as filed on April 16, 1998.

          (d) Supplement (70268-97(5/98)) to Application for Variable Life Insurance. Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6 (File No. 333-15817), as filed on April 16, 1998.

     B.   FURNISH COPIES OF EACH OF THE FOLLOWING:

     (1) EACH NOTICE SENT TO SECURITY HOLDER PURSUANT TO SECTION 19 OF THE ACT PRIOR TO THE DATE OF THE FILING OF THIS FORM.

          None

     (2) EACH ANNUAL REPORT SENT TO SECURITY HOLDERS COVERING EACH FISCAL YEAR ENDING AFTER JANUARY 1, 1937, EXCLUSIVE OF REPORTS, COPIES OF WHICH HAVE HERETOFORE BEEN FILED WITH THE COMMISSION PURSUANT TO THE ACT.

          None

     C. FURNISH THE NAME AND ADDRESS OF EACH DEALER TO OR THROUGH WHOM ANY PRINCIPAL UNDERWRITER CURRENTLY OFFERING SECURITIES OF THE TRUST, DISTRIBUTED SECURITIES OF THE TRUST DURING THE LAST FISCAL YEAR COVERING BY THE FINANCIAL STATEMENTS FILED HEREWITH. (THIS EXHIBIT SHALL BE SUPPLIED SEPARATELY AS CONFIDENTIAL INFORMATION PURSUANT TO RULE 45A-1).

          None

                                    SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, Aetna Life Insurance and Annuity Company, the depositor of the Registrant, has caused this registration statement to be duly signed on behalf of the Registrant in the City of Hartford and State of Connecticut on the 29th day of October, 1999.

                             VARIABLE LIFE ACCOUNT C
                   OF AETNA LIFE INSURANCE AND ANNUITY COMPANY
                                  (Registrant)

                              By:  Aetna Life Insurance and Annuity Company
                                                         (Depositor)


                                   By:  /s/ Thomas J. McInerney
                                        ----------------------------------------
                                        Thomas J. McInerney
                                        Principal Executive Officer




Attest:  /s/ Rose-Marie DeRensis
         --------------------------------------
         Rose-Marie DeRensis
         Assistant Corporate Secretary






--------------------------------------------------------------------------------
* The address of all Directors and Officers listed is 151 Farmington Avenue, Hartford, Connecticut. These individuals may also be directors and/or officers of other affiliates of the Company.